FORM 2A

LISTING STATEMENT

This Listing Statement must be used for all initial applications for listing and for Issuers resulting from a fundamental change.  The Exchange requires prospectus level disclosure in the Listing Statement (other than certain financial disclosure and interim Management's Discussion and Analysis) and can require that the Issuer include additional disclosure.

General Instructions

(a)Please prepare this Listing Statement using the format set out below.  The sequence of questions must not be altered nor should questions be omitted or left unanswered.  The answers to the following items must be in narrative form.  When the answer to any item is negative or not applicable to the Issuer, state it in a sentence.  The title to each item must precede the answer.

(b)In this form, the term “Issuer” includes the applicant Issuer and any of its subsidiaries.

(c)In determining the degree of detail required, a standard of materiality should be applied. Materiality is a matter of judgment in a particular circumstance, and should generally be determined in relation to an item's significance to investors, analysts and other users of the information. An item of information, or an aggregate of items, is considered material if it is probable that its omission or misstatement would influence or change an investment decision with respect to the Issuer's securities. In determining whether information is material, take into account both quantitative and qualitative factors. The potential significance of items should be considered individually rather than on a net basis, if the items have an offsetting effect. This concept of materiality is consistent with the financial reporting notion of materiality contained in the Handbook.

(d)Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation.

(e)For Issuers that are re-qualifying for listing following a fundamental change, provide historic and current details on

(i)the Issuer

(ii)all other companies or businesses that are involved in the fundamental change (the “target”); and

(iii)the entity that will result from the fundamental change (the "New Issuer").

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Information concerning the Issuer that was contained in the most recent Listing Statement may be incorporated by reference, but this statement must indicate if any of the information in the prior statement has changed (e.g. describing a business that will no longer be undertaken by the New Issuer). Information concerning assets or lines of business of the target that will not be part of the New Issuer's business should not be included.

(f)This Listing Statement provides prospectus-level disclosure. It will be amended from time to time to reflect any changes to the prospectus disclosure requirements. If changed, the new form is to be used for the next listing statement the Issuer is required to file. The Issuer does not have to amend a listing statement currently on file to reflect any new disclosure requirements.

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1.Table of Contents

1.1Include a table of contents with the following headings:

1.Table of Contents3

2.Corporate Structure4

3.General Development of the Business7

4Narrative Description of the Business18

5.Selected Consolidated Financial Information25

6.Management's Discussion and Analysis28

Annual MD&A30

Interim MD&A40

7.Market for Securities45

8.Consolidated Capitalization45

9.Options to Purchase Securities45

10.Description of the Securities46

11.Escrowed Securities49

12.Principal Shareholders49

13Directors and Officers51

14.Capitalization56

15.Executive Compensation60

16.Indebtedness of Directors and Executive Officers61

17. Risk Factors65

18.Promoters74

19.Legal Proceedings77

20.Interest of Management and Others in Material Transactions78

21.Auditors, Transfer Agents and Registrars79

22.Material Contracts80

23Interest of Experts80

24.Other Material Facts81

25.Financial Statements81

APPENDIX A: MINERAL PROJECTS

APPENDIX B: OIL AND GAS PROJECTS

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2.Corporate Structure

2.1State the full corporate name of the Issuer or, if the Issuer is an unincorporated entity, the full name under which the entity exists and carries on business and the address(es) of the Issuer's head and registered office.

Portage Biotech Inc. (“Portage” or the “Company”)

Registered address:

FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI

Mailing address:

c/o Portage Services Ltd., 47 Avenue Road, Suite 200, Toronto, ON M5R 2G3

2.2State the statute under which the Issuer is incorporated or continued or organized or, if the Issuer is an unincorporated entity, the laws of the jurisdiction or foreign jurisdiction under which the Issuer is established and exists.  Describe the substance of any material amendments to the articles or other constating or establishing documents of the Issuer.

Continued in the British Virgin Islands as a BVI business company incorporated under The BVI Business Companies Act, 2004 as amended (the “Act”) on July 5, 2013.

Amended and restated Articles and Memorandum of Associations (New Articles)  of Portage Biotech Inc. were registered with the BVI Registrar on July 25, 2017. Most of the changes in the new Articles are minor in nature and will not affect shareholders or day to day administration of the Company. The changes reflect recent amendments to the Act and include the following:

(1)deletion of reference to regulation 18(b) of the Articles following simplification of the procedure and language for issuing shares for non-cash consideration;

(2)amendment of regulations 86,107,135 and 136 regarding changes in the requirements of filing of register of directors and record keeping;

(3)removing certain conflicting provisions relating to time limits for holding shareholders meeting.

2.3Describe, by way of a diagram or otherwise, the intercorporate relationships among the Issuer and the Issuer's subsidiaries.  For each subsidiary state

(a)the percentage of votes attaching to all voting securities of the subsidiary represented by voting securities beneficially owned, or over which control

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or direction is exercised, by the Issuer;

(b)the place of incorporation or continuance; and

(c)the percentage of each class of restricted shares beneficially owned, or over which control or direction is exercised, by the Issuer.

The current organization structure comprises:

1.Operating subsidiaries/associates:

a.Portage Pharmaceuticals Ltd., a wholly owned subsidiary incorporated in the British Virgin Islands.

b.EyGen Ltd., a wholly owned subsidiary of Portage Pharmaceutical Ltd. incorporated in the British Virgin Islands.

c.Portage Glasgow Ltd., incorporated in Scotland wherein PPL holds 65% equity. PGL will be operative in the fiscal 2019.

d.Stimunity SAS, incorporated in France. Portage holds 27% and has a significant influence. Stimunity is considered an associate.

e.SalvaRx Limited, a wholly owned subsidiary incorporated in the British Virgin Islands.

f.iOx Therapeutics Ltd., wherein Portage holds 60.49% through SalvaRx Limited and is a subsidiary.

g.Nikonal Oncology Limited, wherein Portage holds 33% equity through SalvaRx Limited, has significant influence and is considered an associate.

h. Rift Biotherapeutics Inc., wherein Portage holds 34.99% equity through SalvaRx Limited, has significant influence and is considered an associate.

i.Saugatuck Therapeutics, Ltd., wherein Portage holds 70% equity through SalvaRx Limited, and is considered a subsidiary.

Investments:

a.Sentien Biotechnologies Inc., Portage’s investment is 5.06% of the equity of Sentien.

b.Intensity Therapeutics Inc., Portage investment through SalvaRx Limited is 9.2%.

2.One service company, Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario, Canada. Portage Services Ltd. Acts as an agent for Portage and is primarily engaged in handling all corporate and regulatory services.

2.4If the Issuer is requalifying following a fundamental change or is proposing an acquisition, amalgamation, merger, reorganization or arrangement, describe by

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way of diagram or otherwise these intercorporate relationships both before and after the completion of the proposed transaction.

Instruction:  A particular subsidiary may be omitted if

(a)the total assets of the subsidiary do not constitute more than 10 per cent of the consolidated assets of the Issuer at the most recent financial year end;

(b)the sales and operating revenues of the subsidiary do not exceed 10 per cent of the consolidated sales and operating revenues of the Issuer at the most recent financial year end; and

(c)the conditions in paragraphs (a) and (b) would be satisfied if

(i)the subsidiaries that may be omitted under paragraphs (a) and (b) were considered in the aggregate, and

(ii)the reference to 10 per cent in those paragraphs was changed to 20 per cent.

Prior to the Acquisition of SalvaRx Limited

After the Acquisition of SalvaRx Limited

2.5Non-corporate Issuers and Issuers incorporated outside of Canada must describe how their governing legislation or constating documents differ materially from Canadian corporate legislation with respect to the corporate governance principles set out in Policy 4.

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See comments under 2.2 above. Portage’s constituting documents do not materially differ from Canadian corporate legislation.

3.General Development of the Business

3.1Describe the general development of the Issuer's business over its three most recently completed financial years and any subsequent period.  Include only major events or conditions that have influenced the general development of the Issuer's business.  If the business consists of the production or distribution of more than one product or the rendering of more than one kind of service, describe the principal products or services.  Also discuss changes in the business of the Issuer that are expected to occur during the current financial year of the Issuer.

Instruction: Include the business of subsidiaries only insofar as is necessary to explain the character and development of the business conducted by the combined enterprise.

On July 5, 2013, the Company changed its name to Portage Biotech Inc. and moved its jurisdiction to the British Virgin Islands (BVI) under a certificate of Continuance issued by the Registrar of Corporate Affairs of BVI.

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer under the Securities Act (Ontario) and is also a foreign reporting issuer with the United States Securities and Exchange Commission. Its common shares trade on the Quotation Board of the OTC Markets under the trading symbol “PTGEF,” effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol “BNTNF”.  Effective October 28, 2013, the Company’s shares were listed for trading in US currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol “PBT.U”.

Portage develops pharmaceutical & biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization.

Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

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Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

Summary of development of Portage’s portfolio companies including its subsidiaries up to the period ending January 8, 2019 is provided below:

Portage Pharmaceuticals Ltd (PPL)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named Portage Pharma Limited and was incorporated in the BVI.

PPL focuses on discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore protein function, and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

PPL tested a number of different cell penetrating peptides (CPPs)CPPs and found one that they derived from human genes that was superior to the others tested including the Antennapedia fruit fly-derived CPP PPL previously licensed from Trojantec and Imperial College in London. PPL selected this human-based CPP to be the basis of their CellPorter® platform. PPL strategy was and still is exploring the ways it can be used therapeutically. The CPP platform is protected until 2034 by international patent filings for its proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions.

In July 2014, PPL successfully validated CellPorter®, a new proprietary cell permeable peptide platform technology derived from human proteins. CellPorter® has been shown to efficiently deliver an active pharmacological agent or cargo into cells without disrupting the cell membrane.  In a collaboration with the Pirbright Institute (UK), a CellPorter® conjugated CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

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PPL pursued other collaborations to bring world-class subject area expertise to some of their research questions. PPL collaborated with scientists at Yale to evaluate its cell penetrating properties, with scientists at the National Eye Institute to evaluate its penetration into eye tissues when given as eye drops, and with a scientist at the University of Michigan to investigate blood brain barrier penetration.

Through these collaborations PPL management learned that CellPorter® enhances immune reactions to vaccines, did get inside eye tissues, and did penetrate the blood brain barrier. PPL also conducted its own studies that demonstrated CellPorter® can be used to dose peptides systemically by inhalation, and has ongoing work using CellPorter® to deliver peptide cargos that regulate gene function in cancer and other diseases.

Over the last two years PPL developed PPL-003 ophthalmic solution, a topical eye drop intended to treat dry eye disease, uveitis, and other inflammatory eye diseases.  After completing animal efficacy studies in models of these diseases and developing a commercializable formulation, PPL put together a non-clinical and clinical development plan for PPL-003 ophthalmic solution and held a pre-IND meeting with FDA on September 15, 2017. After this very successful meeting, PPL-003 ophthalmic solution now has a clear path to Phase I and Phase II studies in healthy volunteers and patients with dry eye disease.

PPL is now focusing on licensing or collaborating its CellPorter® platform with other pharmaceutical companies to develop new drugs (See Portage Glasgow Ltd. below)

Portage Glasgow Ltd. (PGL)

On January 31, 2018, PPL, formed a new joint venture company, Portage Glasgow Limited (“PGL”), incorporated in Scotland, to develop more effectively-targeted drugs to treat chronic conditions including cancer.

PPL acquired 65% equity in PGL. The CEO of PPL, Dr. Frank Marcoux is the CEO of PGL and the chairman of the Board of Directors PGL, which currently consists of two persons.

The University of Glasgow is providing therapeutic peptides developed through the research of Prof. George Baillie and access to a therapeutic peptide discovery platform.

PGL will focus on the commercialisation of new therapies aimed at disrupting protein-protein interactions (PPI) in disease pathways which give therapeutic benefit. Candidate peptides and PPI targets have already been identified from existing research at the University.

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Till the date of this document, PGL management has been working on its development plans and budget.

EYGEN Ltd (EyGen)

EyGen was incorporated on September 20, 2016 under the laws of the British Virgin Islands.

Since the final preclinical and clinical development of PPL-003 would be substantially more capital intensive than prior work on the CellPorter® platform, Portage management decided to spin out its lead asset with the aim of independently financing PPL-003 and building a company in ophthalmology while retaining an interest in the company. EyGen was therefore created as a new ophthalmic company focused on developing preclinical ophthalmology assets through proof of concept. In addition to a license for PPL-003 in ophthalmic indications, EyGen will also have an exclusive license for the use of the CellPorter® technology for other ophthalmic drugs.

EyGen’s lead asset is PPL-003, a potent anti-inflammatory created by PPL and being developed for topical ophthalmic delivery in patients with ocular surface and anterior segment diseases. PPL-003 has demonstrated steroid-like efficacy in animal disease models without steroid-like side effects.

EyGen has put together a seasoned management team with both business and drug development expertise in this area and will develop PPL-003 ophthalmic solution for dry eye disease before exploring other ocular inflammatory diseases.  EyGen  is seeking financing of approximately $10 million to reach the end of a Phase II trial in dry eye disease to confirm its target profile of corticosteroid-like efficacy without the adverse effects of steroids such as increased intraocular pressure (glaucoma).

Stimunity S.A.S.

On February 28, 2018, the Company made an initial investment of €500,850 ($680,662) by subscribing to 3,780 new Class A shares at a price of €132.50 per share of Stimunity SAS (“Stimunity”), a Paris based immune-oncology company.  The investment gave Portage 27% equity in Stimunity.

Stimunity is an early-stage research and development company focused on the development of STING agonists in cancer. The technology, licensed from Institut Curie, Inserm, and the University of Oxford, is based on a unique biologic approach which encapsulates endogenous STING-activating molecules in a Virus-Like Particle (VLP). These VLPs will fuse with immune cells and induce a potent T-cell response against tumor cells that are poorly immunogenic. The lead program is now at the early phase of preclinical validation. Stimunity’s seed

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round will help the company complete its preclinical package and advance the manufacturing process used to create its virus-like particles to pharmaceutical grade.

Sentien Biotechnologies, Inc. (Sentien)

Portage invested $700,000 in Sentien in August 2015 to acquire 210,210 series A preferred stock, which is fully convertible into equal number of Sentien’s common shares, currently representing approximately 5.06% of Sentien’s equity.

Sentien is a privately-owned, clinical-stage company pioneering new approaches to cell therapy. Sentien’s technology harnesses the power of cell therapy with innovative drug delivery systems to treat a wide range of systemic inflammatory diseases. Sentien’s lead product, SBI-101, is designed to allow for controlled, sustained delivery of mesenchymal stromal cell (MSC) secreted factors. This approach immobilizes the MSCs in an extracorporeal device, allowing for doses of therapeutic factors that are unattainable by direct injection.

SBI-101 is the first product application of Sentien’s platform blood-conditioning technology that has the potential to restore balance to the immune system after acute vital organ injury, such as acute kidney injury.

Sentien raised $15 million up to January 2018 and commenced its Phase 1/2 clinical trial in June 2017 of its lead product SBI-101, a cell-containing dialysis device for the treatment of Acute Kidney Injury and have so far enrolled seven patients, passing the mid-point of the low dose cohort enrolment. The data safety monitoring board concluded that there were no safety issues and recommended continuation of enrolment. In February 2018, Sentien had a pre-IND meeting with the FDA to use SBI-101 for another indication – proposed acute liver failure.

Portage Services Ltd (PSL)

PSL is a wholly owned subsidiary, incorporated in Ontario, Canada under the name 1843343 Ontario Inc. which changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company under requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and administers the corporate, financials and regulatory matters of Portage and its direct and indirect subsidiaries and investments.

SalvaRx Limited (“SalvaRx”)

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (the "SalvaRx Acquisition") in exchange for 805,070,067 common shares of the Company at a deemed price of US$0.089 per share for an aggregate consideration of US$71.70 million. The vendors are

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SalvaRx Group plc, (94.2%) an AIM listed company, James Mellon (2.9%) and Gregory Bailey (2.9%) (collectively, the "Vendors").

SalvaRx Limited ("SalvaRx") is a company incorporated in the British Virgin Islands on May 6, 2015 and formed for the purposes of investing in and acquiring businesses focused on novel cancer immunotherapies and to develop clinical proof of concept.

The SalvaRx Acquisition constituted a related party transaction under Multilateral Instrument 61-101 (the “Instrument”) and, as a consequence, was subject to minority shareholder approval requirements under the Instrument.

On January 8, 2019, minority shareholders of the Company approved the acquisition of SalvaRx Limited. On January 9, 2019 the Company issued an aggregate of 805,070,067 common shares at a deemed price of US$0.089 to the Vendors in exchange for 100% of the common shares of SalvaRx Limited. On the same day, following receipt of its consideration shares, SalvaRx Group plc distributed 660,593,556 of these shares to its shareholders on a pro rata basis as part of a corporate re-organization. As a result of the SalvaRx Acquisition, SalvaRx Limited became a wholly-owned subsidiary of Portage.

Further details regarding the SalvaRx Acquisition are contained in Portage’s information circular dated November 26, 2018 and news releases issued on December 19, 2018 and January 8, 2019.

DESCRIPTION OF PORTFOLIO ASSETS OF SALVARX LIMITED

Set out below is an overview of the portfolio assets of SalvaRx Limited (“SalvaRx”) as at the date of this Document.

(i)IOX Therapeutics Ltd.

iOx was incorporated in England and Wales on February 10, 2015 by Oxford University Innovation Limited, Oxford University’s technology transfer subsidiary, together with the Ludwig Institute.  As at the date of this Document, SalvaRx holds an equity stake of 60.49%.  iOx’s strategy is to develop a new type of immunotherapy against cancer, originally discovered through a partnership between the Ludwig Institute and Professor Cerundolo, director of the MRC Human Immunology Unit and head of the Department of Investigative Medicine at the University of Oxford.

On 1 July 2015, iOx obtained an exclusive licence (with the right to sub-licence) from the Ludwig Institute to use, research, develop and commercialise iNKT cell agonists, including compounds IMM47 and IMM60, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute’s

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intellectual property and know-how.

SalvaRx has entered into a collaborative research agreement with Oxford University to support a Phase I Study and Phase II Study that will allow the first human testing of the lead compound under licence to iOx.  This initial trial is aiming to recruit approximately 60 participants in order to evaluate the safety and efficacy of the lead compound.

In April 2016, the company was also recipient of a Horizon 2020 grant which covers the development of a second compound (IMM65).  IMM65 is a nanoparticle formulation of IMM60 combined with a NY-ESO1 vaccine.  All development work including two clinical trials are supported by funding from this grant to iOx and to the centers conducting this work on their behalf.

In March 2018, iOx issued US$1 million of unsecured convertible loan notes (the “Notes”) to fund its ongoing research and development activities.  Portage subscribed for US$950,000 of the Notes with an existing iOx shareholder, Oxford Sciences Innovation plc, subscribing for the balance of the Notes.

On 24 July 2018, iOx suffered a delay in manufacturing its lead drug candidate IMM60 due to quality failures in the manufacturing process.  iOx is planning to initiate multiple human clinical studies in 2019.

On December 10, 2018, Portage doubled its convertible loan investment into iOx to US$1.9 million by subscribing for an additional US$950,000 unsecured promissory note. iOx will use the proceeds to facilitate preparing regulatory submissions for two first in human studies in 2019.

(ii)Nekonal Oncology Limited

On February 28, 2017 SalvaRx entered into an investment and collaboration agreement with Nekonal SARL (“Nekonal Agreement”), a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology.

As part of the agreement, SalvaRx and Nekonal have formed a joint venture company, Nekonal Oncology Ltd., which is working to utilise SalvaRx’s management and drug development expertise to exclusively explore the applications of Nekonal’s technology in cancer immunotherapy.

Under the terms of the Nekonal Agreement, SalvaRx invested an initial €600,000, with agreement to fund up to an additional €300,000, subject to certain milestones being achieved.  The initial investment comprised a €300,000 convertible loan in Nekonal to participate in the funding of its auto-immune programs and a €300,000 equity investment in Nekonal Oncology giving SalvaRx

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a 33% equity interest.

Nekonal Oncology is focusing on the development of first-in-class antibodies against a novel T-cell based target having potential for use as a monotherapy and combination therapy for solid and haematological malignancies.  SalvaRx is overseeing a work plan to advance multiple therapeutic antibodies towards the clinic for use in oncology.  Ian Walters, the CEO of SalvaRx, is the current CEO of Nekonal Oncology.

(iii)Rift Biotherapeutics Inc.

On March 20, 2017 SalvaRx entered into an agreement to invest in Rift Biotherapeutics Inc. a private, Delaware-domiciled biotechnology company focused on the development of antibodies for use in oncology.

Rift, an early stage research and development company, was founded in 2015 in order to discover and develop first-in-class antibodies implicated in the inflammatory tumour and tumour infiltrating immune cells microenvironment.  Rift has a small lab space in San Diego, California.  Rift recently won the Boehringer Ingelheim Innovation prize, entitling it to additional lab space at BioLabs San Diego, a Southern California based incubator for biotech start-ups.

Under the terms of the agreement, SalvaRx has invested US$1,000,000 for an initial holding of approximately 30%.  Subject to Rift achieving certain development milestones with this initial funding, SalvaRx has the option to invest up to an additional US$1,500,000 at the same valuation and to acquire all outstanding shares of Rift in exchange for new shares in SalvaRx on the same basis.  On December 15, 2017, SalvaRx invested an additional US$350,000, raising their equity to 34.99%.

For the six month period ended 30 June 2018, the investment in Rift was reported by SalvaRx’s parent company, SalvaRx Group plc, as impaired to NIL as activities were placed on hold while it sought further investment funds.

(iv)Saugatuck Therapeutics, Ltd.

On September 25, 2017, SalvaRx entered into a joint venture agreement with Immunova, LLC, a private, Delaware-domiciled biotechnology company focused on use of nanolipogel (NLG) technology (the “Saugatuck JV Agreement”).  NLG technology, invented in the lab of Dr. Tarek Fahmy at Yale University, allows different combinations of drugs to be encapsulated in a single nanomedicine and delivered selectively to the tumour microenvironment, thus potentially minimizing systemic side-effects.

The joint venture company, Saugatuck Therapeutics Ltd., has acquired an

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exclusive licence from Yale University via Immunova for use of the NLG platform for delivering DNA aptamers and certain aptamer-based combination products.

Under the terms of the Saugatuck JV Agreement, SalvaRx has initially invested US$1 million, to be released in tranches on the completion of milestones.  The first tranche of US$300,000 is to be used by Saugatuck Therapeutics to establish proof of concept for the joint venture.

(v)Intensity Therapeutics Inc.

On April 22, 2016, SalvaRx announced its investment in US-based Intensity, a private biotechnology company pioneering a new approach to treating solid tumours.

SalvaRx has invested US$2 million in cash for a 9.2% interest in Intensity as part of a Series A funding round.

Intensity’s platform, DfuseRx SM, identifies novel formulations that can be comprised of currently approved and effective cytotoxic or other anti-cancer agents for direct injection into solid tumours.  The Intensity products not only directly kill tumour cells, but also improve the presentation of tumour antigen to the immune system.

Intensity’s lead product, INT230-6, shows strong efficacy in preclinical models against the primary injected tumour without the devastating systemic exposure normally associated with cytotoxic compounds. Moreover, this lead compound can stimulate a potent systemic immune response that affects distal tumours.

On February 27, 2018, Intensity report positive safety data from its ongoing Phase 1/2 first in human trial of INT230-6 in multiple solid tumours. Following intratumoral drug injections into superficial lesions in six patients with either ovarian, thyroid, head and neck or skin cancers, there were no dose limiting toxicities. The investigators reported three drug-related, local, mild-to-moderate reversible adverse events, no drug-related series adverse events, no systemic adverse events and no procedure-related adverse events. These results were consistent with the observed low systemic exposure levels of the active agents comprising INT230-6.

On October 22, 2018, Intensity announced the results from its clinical trial IT-01 at the European Society for Medical Oncology (ESMO) 2018 Congress in Munich, Germany. The preliminary data from a Phase 1/2 clinical study demonstrated that INT230-6, Intensity's novel lead product candidate designed for direct intratumoral injection, was well tolerated in patients with advanced solid tumors.

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On November 2, 2018, Intensity announced the completion of a US$6.5 million Series B financing.  Intensity plans to use the proceeds of the financing to advance the clinical development of lead product candidate INT230-6, a direct intratumoral injection that is currently being evaluated in a Phase 1/2 clinical study in patients with various advanced solid tumors.  Intensity also intends to expand the study by adding clinical sites outside the U.S. and Canada, as well as adding combination arms with an anti-PD-1 antibody.  Following the completion of the Series B financing, SalvaRx now has an interest of approximately 7 per cent in the equity of Intensity.

On November 8, 2018, Intensity released a further announcement that data from the 1/2 clinical study of INT230-6 and preclinical research highlighting the proprietary DfuseRx SM technology will be presented in a poster (P622) at the Society for Immunotherapy of Cancer’s 33rd annual meeting in Washington D.C.

3.2Disclose:

(1)(a)any significant acquisition completed by the Issuer or any significant probable acquisition proposed by the Issuer, for which financial statements would be required under National Instrument 41-101 General Prospectus Requirements if this Listing Statement were a prospectus; and

(b)any significant disposition completed by the Issuer during the most recently completed financial year or the current financial year for which pro forma financial statements would be required under National Instrument 41-101 General Prospectus Requirements if this Listing Statement were a prospectus.

(2)Under paragraph (1) include particulars of

(a)the nature of the assets acquired or disposed of or to be acquired or disposed of;

(b)the actual or proposed date of each significant acquisition or significant disposition;

(c)the consideration, both monetary and non-monetary paid, or to be paid, to or by the Issuer;

(d)any material obligations that must be complied with to keep any significant acquisition or significant disposition agreement in good standing;

(e)the effect of the significant acquisition or significant disposition on

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the operating results and financial position of the Issuer;

(f)any valuation opinion obtained within the last 12 months required under Canadian securities legislation, a directive of a Canadian securities regulatory authority, or a requirement of a Canadian stock exchange or other Canadian market to support the value of the consideration received or paid by the Issuer or any of its subsidiaries for the assets, including the name of the author, the date of the opinion, the assets to which the opinion relates and the value attributed to the assets; and

(g)whether the transaction is with a Related Party of the Issuer and if so, disclose the identity of the other parties and the relationship of the other parties to the Issuer.

On January 16, 2018, 6,102,730 shares of Biohaven Pharmaceutical Holding Company Ltd. (“Biohaven”) held by the Company were distributed as a stock dividend on a pro-rata basis among the shareholders of the Company. See note 6(ii) of the consolidated audited financials for fiscal 2018 for further details.

On January 8, 2019, Portage completed the acquisition of SalvaRx Limited for US$71.70 million settled by the issuance of approximately 808 million common shares of Portage as disclosed in Item 3.1, “SalvaRx Limited”.

3.3Discuss any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the Issuer's business, financial condition or results of operations, providing forward-looking information based on the Issuer's expectations as of the date of the Listing Statement.

Instruction: Issuers are encouraged, but not required, to supply other forward-looking information.  Optional forward-looking disclosure involves anticipating a future trend or event or anticipating a less predictable effect of a known event, trend or uncertainty.  This other forward-looking information is to be distinguished from presently-known information that is reasonably expected to have a material effect on future operating results, such as known future increases in costs of labour or materials, which information is required to be disclosed.

The following are some of the key future trends and factors that may affect Portage’s performance, financial condition or results of operations:

•the applicability of patents and proprietary technology;

•possible patent litigation;

•approval of products in the company’s pipeline;

•marketing of products;

•meeting projected drug development timelines and goals;

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•product liability and insurance;

•dependence on strategic partnerships and licensees;

•substantial competition and rapid technological change in the pharmaceutical industry;

•the discovery of unexpected safety or efficacy issues in non-clinical or clinical trials, publication of negative results of clinical trials of the company’s products;

•the ability to access capital;

•the ability to attract and retain key personnel;

•changes in government regulation or regulatory approval processes;

•dependence on contract research organizations;

•third party reimbursement;

•the success of the company’s strategic investments;

•the achievement of development goals and time frames;

•the possibility of shareholder dilution;

•market price volatility of securities; and

•the existence of significant shareholders.

During the fiscal year 2018, Portage disposed of almost all of its shares in Biohaven to avoid being classified as “inadvertent investment company” under the U.S. Investment company Act of 1940. The acquisition of SalvaRx Limited (see above under section 3.1 “General Development of the Business”) ensures that the Company does not risk this classification in the foreseeable future.

4Narrative Description of the Business

4.1General

(1)Describe the business of the Issuer with reference to the reportable operating segments as defined in the Handbook and the Issuer's business in general.  Include the following for each reportable operating segment of the Issuer:

(a)state the business objectives that the Issuer expects to accomplish in the forthcoming 12-month period;

(b)describe each significant event or milestone that must occur for the business objectives in (a) to be accomplished and state the specific time period in which each event is expected to occur and the costs related to each event;

(c)disclose the total funds available to the Issuer and the following breakdown of those funds:

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(i)the estimated consolidated working capital (deficiency) as of the most recent month end prior to filing the Listing Statement, and

(ii)the total other funds, and the sources of such funds, available to be used to achieve the objectives and milestones set out in paragraphs (a) and (b); and

(d)describe in reasonable detail and, if appropriate, using tabular form, each of the principal purposes, with approximate amounts, for which the funds available described under the preceding paragraph will be used by the Issuer.

Instruction:

(1)The description of the Issuer's business objectives should also provide the context for the description of the milestones which are required to be disclosed. For example, one business objective of an Issuer may be to commence marketing and licencing technology nationally through direct sales and a network of agents; a milestone may be to conduct four feasibility studies over the next ten months to facilitate marketing of the technology, with an anticipated cost of $X for the studies.

(2)For the purposes of paragraph (1)(b), examples of significant events would include the hiring of key personnel, making major capital acquisitions, obtaining necessary regulatory approvals, implementing marketing plans and strategies and commencing production and sales.

See comments under 3.1 above

As at December 31, 2018, the Company had approximately US$6 million in working capital, almost all of which is held in cash. Portage believes that these funds will be sufficient for current operating requirements. However, more funds may be needed through equity or debt financing to meet any additional funding requirements due to new acquisitions or further development in the existing operations. There is no guarantee that Portage will be able to raise the required funding or raise it on acceptable terms.

(2)For principal products or services describe:

a)the methods of their distribution and their principal markets;

b)as dollar amounts or as percentages, for each of the two most recently completed financial years, the revenues for each category of principal products or services that accounted for 15 per cent or more of total consolidated revenues for the applicable financial year derived from:

(i)sales or transfers to joint ventures in which your company is a participant or to entities in which your company has an

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investment accounted for by the equity method,

(ii)sales to customers, other than those referred to in clause (i), outside the consolidated entity,

(iii)sales or transfers to controlling shareholders; and

(iv)sales or transfers to investees.

c)if not fully developed, the stage of development of the principal products or services and, if the products are not at the commercial production stage,

(i)the timing and stage of research and development programs,

(ii)the major components of the proposed programs, including an estimate of anticipated costs,

(iii)whether the Issuer is conducting its own research and development, is subcontracting out the research and development or is using a combination of those methods, and

(iv)the additional steps required to reach commercial production and an estimate of costs and timing.

This section does not apply to the Company.

(3)Concerning production and sales, disclose:

(a)the actual or proposed method of production of products and if the Issuer provides services, the actual or proposed method of providing services;

(b)the payment terms, expiration dates and terms of any renewal options of any material leases or mortgages, whether they are in good standing and, if applicable, that the landlord or mortgagee is a Related Person of the Issuer;

(c)specialized skill and knowledge requirements and the extent that the skill and knowledge are available to the Issuer;

(d)the sources, pricing and availability of raw materials, component parts or finished products;

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(e)the importance, duration and effect on the segment of identifiable intangible properties such as brand names, circulation lists, copyrights, franchises, licences, patents, software, subscription lists and trademarks;

(f)the extent to which the business of the segment is cyclical or seasonal;

(g)a description of any aspect of the Issuer's business that may be affected in the 12 months following the date of the Listing Statement by renegotiation or termination of contracts or sub-contracts and the likely effect;

(h)the financial and operational effects of environmental protection requirements on the capital expenditures, earnings and competitive position of the Issuer in the current financial year and the expected effect, on future years;

(i)the number of employees, as at the most recent financial year end or as an average over that year, whichever is more relevant;

(j)any risks associated with foreign operations of the Issuer and any dependence of the segments upon the foreign operations;

(k)a description of any contract upon which your company's business is substantially dependent, such as a contract to sell the major part of your company's products or services or to purchase the major part of your company's requirements for goods, services or raw materials, or any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which your company's business depends;

(l)a description of any aspect of your company's business that you reasonably expect to be affected in the current financial year by renegotiation or termination of contracts or sub-contracts, and the likely effect.

This section does not apply to the Company.

(4)Describe the competitive conditions in the principal markets and geographic areas in which the Issuer operates, including, if reasonably possible, an assessment of the Issuer's competitive position.

This section does not apply to the Company.

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(5)With respect to lending operations of an Issuer's business, describe the investment policies and lending and investment restrictions.

This section does not apply to the Company.

(6)Disclose the nature and results of any bankruptcy, or any receivership or similar proceedings against the Issuer or any of its subsidiaries or any voluntary bankruptcy, receivership or similar proceedings by the Issuer or any of its subsidiaries, within the three most recently completed financial years or the current financial year.

Not Applicable.

(7)Disclose the nature and results of any material restructuring transaction of the Issuer within the three most recently completed financial years or completed during or proposed for the current financial year.

Not Applicable.

(8)If the Issuer has implemented social or environmental policies that are fundamental to the Issuer’s operations, such as policies regarding the Issuer’s relationship with the environment or with the communities in which the Issuer does business, or human rights policies, describe them and the steps the Issuer has taken to implement them.

Not Applicable.

Instruction:

(1)The Issuer's stated business objectives must not include any prospective financial information with respect to sales, whether expressed in terms of dollars or units, unless the information is derived from future-oriented financial information issued in accordance with National Instrument 51-102 Continuous Disclosure Obligations or any successor instrument and is included in the Listing Statement.

(2)Where sales performance is considered to be an important objective, it must be stated in general terms.  For example, the Issuer may state that it anticipates generating sufficient cash flow from sales to pay its operating cost for a specified period.

Companies with Asset-backed Securities Outstanding

Not Applicable.

4.2In respect of any outstanding asset-backed securities, disclose the following information:

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(1)Payment Factors - A description of any events, covenants, standards or preconditions that may reasonably be expected to affect the timing or amount of any payments or distributions to be made under the asset-backed securities.

(2)Underlying Pool of Assets - For the three most recently completed financial years of your company or the lesser period commencing on the first date on which your company had asset-backed securities outstanding, information on the pool of financial assets servicing the asset-backed securities relating to

(a)the composition of the pool as of the end of each financial year or partial period;

(b)income and losses from the pool on at least an annual basis or such shorter period as is reasonable given the nature of the underlying pool of assets;

(c)the payment, prepayment and collection experience of the pool on at least an annual basis or such shorter period as is reasonable given the nature of the underlying pool of assets;

(d)servicing and other administrative fees; and

(e)any significant variances experienced in the matters referred to in paragraphs (a), (b), (c), or (d).

(3)Investment Parameters - The investment parameters applicable to investments of any cash flow surpluses.

(4)Payment History - The amount of payments made during the three most recently completed financial years or the lesser period commencing on the first date on which your company had asset-backed securities outstanding, in respect of principal and interest or capital and yield, each stated separately, on asset-backed securities of your company outstanding.

(5)Acceleration Event - The occurrence of any event that has led to, or with the passage of time could lead to, the accelerated payment of principal, interest or capital of asset-backed securities.

(6)Principal Obligors - The identity of any principal obligors for the outstanding asset-backed securities of your company, the percentage of the pool of financial assets servicing the asset-backed securities represented by obligations of each principal obligor and whether the

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principal obligor has filed an AIF in any jurisdiction or a Form 10-K, Form 10-KSB or Form 20F in the United States.

Instruction:

(1)For the purposes of this item an "asset backed security" is treated as in item 5.3 of Form 41-101F1.

(2)Present the information requested under section 4.2 in a manner that enables a reader to easily determine the status of the events, covenants, standards and preconditions referred to in subsection (1)

(3)If the information required under subsection (2)

(A)is not compiled specifically on the pool of financial assets servicing the asset- backed securities, but is compiled on a larger pool of the same assets from which the securitized assets are randomly selected so that the performance of the larger pool is representative of the performance of the pool of securitized assets, or

(B)in the case of a new company, where the pool of financial assets servicing the asset-backed securities will be randomly selected from a larger pool of the same assets so that the performance of the larger pool will be representative of the performance of the pool of securitized assets to be created,

(4)a company may comply with subsection (2) by providing the information required based on the larger pool and disclosing that it has done so.

4.3For Issuers with a mineral project, disclose and insert here the information required by Appendix A for each property material to the Issuer.

Instructions:

(1)Disclosure regarding mineral exploration development or production activities on material properties is required to comply with National Instrument 43-101, including the use of the appropriate terminology to describe mineral reserves and mineral resources.

(2)Disclosure is required for each property material to the Issuer.  Materiality is to be determined in the context of the Issuer's overall business and financial condition, taking into account quantitative and qualitative factors.  A property will not generally be considered material to an Issuer if the book value of the property as reflected in the Issuer's most recently filed financial statements or the value of the consideration paid or to be paid (including exploration obligations) is less than 10 per cent of the book value of the total of the Issuer's mineral properties and related plant and equipment.

(3)The information required under these items is required to be based upon a technical report or other information prepared by or under the supervision of a qualified person, as that term is defined in National Instrument 43-101.

(4)In giving the information required under these items, include the nature of ownership interests, such as fee interests, leasehold interests, royalty interests and any other types and variations of ownership interests.

4.4For Issuers with Oil and Gas Operations disclose and insert here the information required by Appendix B (in tabular form, if appropriate).

Instruction: The information required under this item shall be derived from or supported by information obtained from a report prepared in accordance with the provisions of National

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Instrument 51-101 or any successor instrument.

5.Selected Consolidated Financial Information

Information in sections 5.1 and 5.2 below is derived from the Company’s interim and audited financial statements for the relevant periods filed on www.sedar.com.

5.1Annual Information — Provide the following financial data for the Issuer in summary form for each of the last three completed financial years and any period subsequent to the most recent financial year end for which financial statements have been prepared, accompanied by a discussion of the factors affecting the comparability of the data, including discontinued operations, changes in accounting policies, significant acquisitions or significant dispositions and major changes in the direction of the Issuer's business:

(a)net sales or total revenues;

(b)income from continuing operations, in total and on a per share basis and fully diluted per share basis, calculated in accordance with the Handbook;

(c)net income or loss, in total and on a per share and fully diluted per share basis, calculated in accordance with the Handbook;

(d)total assets;

(e)total long-term financial liabilities as defined in the Handbook;

(f)cash dividends declared per share for each class of share; and

(g)such other information as would enhance an investor’s understanding of the Issuer’s financial condition and results of operations and would highlight other trends in financial condition and results of operations.

	Six months ended Sept. 30, 2018	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
	In 000$	In 000$	In 000$	In 000$
Net profit (Loss) before non-controlling interests	(428)	123,741	(641)	(9,195)
Net profit (loss) attributable to shareholders	(427)	123,741	16,299	(5,706)
Working capital	7,157	8,439	59,027	4,593
Total assets	9,521	10,003	59,904	12,629
Capital stock	23,654	23,654	18,360	17,055
Warrants	-	-	-	2,756
Stock option reserve	280	267	1,706	5,076
Shareholders equity	9,229	9,619	59,594	10,269

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Weighted average number of shares outstanding - Basic	280,719	267,796	254,043	239,745
Weighted average number of shares outstanding - diluted	282,406	269,642	272,193	239,745
Net income (loss) per share - Basic	$(0.00)	$0.46	$0.06	(0.02)
Net income (loss) per share - Diluted	$(0.00)	$0.46	$0.06	(0.02)

5.2Quarterly Information — For each of the eight most recently completed quarters ending at the end of the most recently completed financial year, provide the information required in paragraphs (a), (b) and (b) of Section 5.1.

Instruction:

(1)For an Issuer that has not been a reporting issuer for the eight most recently completed quarters ending at the end of the most recently completed financial year, provide the information required in paragraphs (a), (b) and (c) of Section 5.1 for the period that the Issuer was not a reporting issuer only if the Issuer has prepared quarterly financial statements for that period.

(2)If the Issuer is only required to file six month interim financial statements, the information required under paragraph (1) may instead be provided for each of the four most recently completed six month periods ended at the end of the most recently completed financial year for which financial statements have been prepared.

Quarter ended	Sept. 30, 2018	June 30, 2018	March 31, 2018	Dec 31, 2017	Sept. 30, 2017	June 30, 2017	March 31, 2017	Dec. 31, 2016	Sept. 30, 2016
	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$
Net income (loss) - attributable to the owners of the Company	(208)	(219)	124,766	(351)	(341)	(333)	(8,779)	(6,073)	33,861
Working capital	7,157	7,378	7,378	171,097	237,128	158,919	59,027	167	442
shareholders equity	9,229	9,436	9,436	171,597	237,642	159,435	59,594	39,640	45,647
Net profit (loss) per shares - basic and diluted	$(0.00)	$(0.00)	$0.44	$(0.00)	$(0.00)	$(0.00)	$0.06	$(0.03)	$0.13

5.3Dividends – disclose:

(a)any restriction that could prevent the Issuer from paying dividends; and

(b)the Issuer's dividend policy and, if a decision has been made to change the dividend policy, the intended change in dividend policy.

The following describes Portage’s dividend policy:

Subject to the BVI Act and the Memorandum and Articles of Association, the directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, Portage will satisfy the 'solvency

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test'. A company will satisfy the solvency test if (i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due. Where a distribution is made to a shareholder at a time when the company did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of the company's failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

In January 2018, Portage distributed a stock dividend as explained in section 3.2(g) above.

5.4Foreign GAAP — An Issuer may present the selected consolidated financial information required in this section on the basis of foreign GAAP if:

(a)the Issuer's primary financial statements have been prepared using foreign GAAP; and

(b)if the Issuer is required under applicable securities legislation to have reconciled its financial statements to Canadian GAAP at the time of filing its financial statements or the Issuer has otherwise done so, a cross reference to the notes to the financial statements containing the reconciliation of the financial statements to Canadian GAAP is included.

Instruction:

(1)If financial information that is included in the summary is derived from financial statements included in the Listing Statement, but the financial information is neither directly presented in, nor readily determinable from, the financial statements, include a reconciliation to the financial statements in notes.

(2)If financial information that is included in the listing statement is derived from financial statements that are not included in the Listing Statement, indicate in the lead-in to the summary the source from which the information is extracted, the percentage interest that the Issuer has in the person or company, the GAAP principles used, the name of the auditors, the date of the report, and the nature of the opinion expressed.

(3)The derivation of ratios included in the Listing Statement in notes should be disclosed in notes to the Listing Statement.

(4)Information included in the Listing Statement should be presented in a manner that is consistent with the intent of Canadian accounting recommendations and practices (e.g., cash flow data should not be interspersed with amounts from an income statement in a manner which suggests that cash flow data has been or should be presented in an income statement, and cash flow data should not be presented in a manner that appears to give it prominence equal to or greater than earnings data).

Not applicable. Portage’s financials are prepared using IFRS.

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6.Management's Discussion and Analysis

General Instructions and Interpretation

Provide MD&A for the most recent annual financial statements filed with the application for listing (or filed since the last update of the listing statement, and interim MD&A for each interim financial statement filed with the application for listing (or filed since the last update of the quotation statement). The first interim MD&A will update the annual MD&A, and each subsequent interim MD&A will update the previous interim MD&A. If the Issuer includes annual income statements, statements of retained earnings, and cash flow statements for three financial years under Section 5, provide MD&A for the second most recent annual financial statements of the Issuer.

What is MD&A? — MD&A is a narrative explanation, through the eyes of management, of how an Issuer performed during the period covered by the financial statements, and of an Issuer’s financial condition and future prospects. MD&A complements and supplements your financial statements, but does not form part of your financial statements. Management’s objective when preparing the MD&A should be to improve the Issuer’s overall financial disclosure by giving a balanced discussion of the Issuer’s results of operations and financial condition including, without limitation, such considerations as liquidity and capital resources - openly reporting bad news as well as good news.

MD&A should help current and prospective investors understand what the financial statements show and do not show; discuss material information that may not be fully reflected in the financial statements, such as contingent liabilities, defaults under debt, off-balance sheet financing arrangements, or other contractual obligations; discuss important trends and risks that have affected the financial statements, and trends and risks that are reasonably likely to affect them in the future; and provide information about the quality, and potential variability, of the Issuer’s earnings and cash flow, to assist investors in determining if past performance is indicative of future performance.

Date of Information — In preparing the MD&A, management must take into account information available up to the date of the MD&A. If the date of the MD&A is not the date it is filed, management must ensure the disclosure in the MD&A is current so that it will not be misleading when it is filed.

Explain the Analysis — Explain the nature of, and reasons for, changes in the Issuer’s performance. Do not simply disclose the amount of change in a financial statement item from period to period. Avoid using boilerplate language. The discussion should assist the reader to understand trends, events, transactions and expenditures.

Focus on Material Information —Management does not need to disclose information that is not material. Exercise judgment when determining whether information is material.

What is Material? — Would a reasonable investor’s decision whether or not to buy, sell or hold the Issuer’s securities likely be influenced or changed if the information in question was omitted or misstated? If so, the information is likely material. This concept of materiality is consistent with the financial reporting notion of materiality contained in the Handbook.

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Forward-Looking Information — Management is encouraged to provide forward-looking information if it has a reasonable basis for making the statements. Preparing MD&A necessarily involves some degree of prediction or projection. For example, MD&A requires a discussion of known trends or uncertainties that are reasonably likely to affect the Issuer’s business. However, MD&A does not require that the Issuer provide a detailed forecast of future revenues, income or loss or other information. All forward-looking information must contain a statement that the information is forward-looking, a description of the factors that may cause actual results to differ materially from the forward-looking information, management’s material assumptions and appropriate risk disclosure and cautionary language.

The MD&A must discuss any forward-looking information disclosed in MD&A for a prior period which, in light of intervening events and absent further explanation, may be misleading. Forward looking statements may be considered misleading when they are unreasonably optimistic or aggressive, or lack objectivity, or are not adequately explained. Timely disclosure obligations might also require the Issuer to issue a news release and file a material change report.

Issuers Without Significant Revenues — If the Issuer is without significant revenues from operations, focus the discussion and analysis of results of operations on expenditures and progress towards achieving management’s business objectives and milestones.

Reverse Takeover Transactions — When an acquisition is accounted for as a reverse takeover, the MD&A should be based on the reverse takeover acquirer’s financial statements.

Foreign Accounting Principles — If the Issuer’s primary financial statements have been prepared using accounting principles other than Canadian GAAP and a reconciliation is provided, the MD&A must focus on the primary financial statements.

Resource Issuers — If the Issuer has mineral projects, the disclosure must comply with National Instrument 43-101 Standards of Disclosure for Mineral Projects, including the requirement that all scientific and technical disclosure be based on a technical report or other information prepared by or under the supervision of a qualified person. If the Issuer has oil and gas activities, the disclosure must comply with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

US issuers –

(1)If the Issuer is a US issuer, for any MD&A that is included in the Listing Statement, include the disclosure prepared in accordance with subsection (2) if the Issuer:

(a)has based the discussion in the MD&A on financial statements prepared in accordance with U.S. GAAP, and

(b)is required by subsection 4.1(1) of NI 52-107 to provide a reconciliation to Canadian GAAP.

(2)In the disclosure required under subsection (1) restate, based on financial information of the Issuer prepared in accordance with, or reconciled to, Canadian GAAP, those parts of the MD&A that are based on financial statements of the Issuer prepared in accordance with U.S. GAAP, and would contain material differences if they were based on financial statements of the Issuer prepared in accordance with Canadian GAAP.

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The following MD & A filed on SEDAR is incorporated herein by reference:

1.Annual Report Form 20F for the year ended March 31, 2018 filed on July 29, 2018;

2.MD&A for the three months ended June 30, 2018 filed on August 28, 2018; and

3.MD&A for the three months ended September 30, 2018 filed on November 19, 2018.

Annual MD&A

6.1Date - Specify the date of the MD&A. The date of the MD&A must be no earlier than the date of the auditor’s report on the financial statements for the Issuer’s most recently completed financial year.

July 27, 2018 – Same date as the Audit Report.

6.2Overall Performance - Provide an analysis of the Issuer’s financial condition, results of operations and cash flows. Discuss known trends, demands, commitments, events or uncertainties that are reasonably likely to have an effect on the Issuer’s business. Compare the Issuer’s performance in the most recently completed financial year to the prior year’s performance. The analysis should address at least the following:

(a)operating segments that are reportable segments as those terms are used in the Handbook;

(b)other parts of the business if

(i)they have a disproportionate effect on revenues, income or cash needs, or

(ii)there are any legal or other restrictions on the flow of funds from one part of the Issuer’s business to another;

(c)industry and economic factors affecting the Issuer’s performance;

(d)why changes have occurred or expected changes have not occurred in the Issuer’s financial condition and results of operations; and

(e)the effect of discontinued operations on current operations.

Instruction:

(1)When explaining changes in the Issuer’s financial condition and results, include an analysis of the effect on the Issuer’s continuing operations of any acquisition,

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disposition, write-off, abandonment or other similar transaction.

(2)Financial condition includes the Issuer’s financial position (as shown on the balance sheet) and other factors that may affect the Issuer’s liquidity and capital resources.

(3)Include information for a period longer than one financial year if it will help the reader to better understand a trend.

See section 6 above.

Selected Annual Financial Information

6.3Provide the following financial data derived from the Issuer’s financial statements for each of the three most recently completed financial years:

(a)net sales or total revenues;

(b)income or loss before discontinued operations and extraordinary items, in total and on a per-share and diluted per-share basis;

(c)net income or loss, in total and on a per-share and diluted per-share basis;

(d)total assets;

(e)total long-term financial liabilities; and

(f)cash dividends declared per-share for each class of share.

See sections 5.1 and 6 above.

6.4Variations - Discuss the factors that have caused period to period variations including discontinued operations, changes in accounting policies, significant acquisitions or dispositions and changes in the direction of the Issuer’s business, and any other information the Issuer believes would enhance an understanding of, and would highlight trends in, financial condition and results of operations.

Instruction: Indicate the accounting principles that the financial data has been prepared in accordance with, the reporting currency, the measurement currency if different from the reporting currency and, if the underlying financial statements have been reconciled to Canadian GAAP, provide a cross-reference to the reconciliation that is found in the notes to the financial statements.

See section 6 above.

6.5Results of Operations - Discuss management’s analysis of the Issuer’s operations for the most recently completed financial year, including:

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(a)net sales or total revenues by operating business segment, including any changes in such amounts caused by selling prices, volume or quantity of goods or services being sold, or the introduction of new products or services;

(b)any other significant factors that caused changes in net sales or total revenues;

(c)cost of sales or gross profit;

(d)for Issuers that have significant projects that have not yet generated operating revenue, describe each project, including the Issuer’s plan for the project and the status of the project relative to that plan, and expenditures made and how these relate to anticipated timing and costs to take the project to the next stage of the project plan;

(e)for resource Issuers with producing mines, identify milestones such as mine expansion plans, productivity improvements, or plans to develop a new deposit;

(f)factors that caused a change in the relationship between costs and revenues, including changes in costs of labour or materials, price changes or inventory adjustments;

(g)commitments, events, risks or uncertainties that you reasonably believe will materially affect the Issuer’s future performance including net sales, total revenue and income or loss before discontinued operations and extraordinary items;

(h)effect of inflation and specific price changes on the Issuer’s net sales and total revenues and on income or loss before discontinued operations and extraordinary items;

(i)a comparison in tabular form of disclosure you previously made about how the Issuer was going to use proceeds (other than working capital) from any financing, an explanation of variances and the impact of the variances, if any, on the Issuer’s ability to achieve its business objectives and milestones; and

(j)unusual or infrequent events or transactions.

Instruction: The discussion under Item 6.5(d) should include:

a)whether or not management plans to expend additional funds on the project; and

b)any factors that have affected the value of the project(s) such as change in commodity prices, land use or political or environmental issues.

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See section 6 above.

6.6Summary of Quarterly Results - Provide the following information in summary form, derived from the Issuer’s financial statements, for each of the eight most recently completed quarters:

(a)net sales or total revenues;

(b)income or loss before discontinued operations and extraordinary items, in total and on a per-share and diluted per-share basis; and

(c)net income or loss, in total and on a per-share and diluted per-share basis.

Discuss the factors that have caused variations over the quarters necessary to understand general trends that have developed and the seasonality of the business.

Instruction:

(1)The most recently completed quarter is the quarter that ended on the last day of your most recently completed financial year. Information does not have to be provided for a quarter prior to the Issuer becoming a reporting issuer if the Issuer has not prepared financial statements for those quarters.

(2)For sections 6.2, 6.3, 6.4 and 6.5 consider identifying, discussing and analyzing the following factors:

(a)changes in customer buying patterns, including changes due to new technologies and changes in demographics;

(b)changes in selling practices, including changes due to new distribution arrangements or a reorganization of a direct sales force;

(c)changes in competition, including an assessment of the Issuer’s resources, strengths and weaknesses relative to those of its competitors;

(d)the effect of exchange rates;

(e)changes in pricing of inputs, constraints on supply, order backlog, or other input-related matters;

(f)changes in production capacity, including changes due to plant closures and work stoppages;

(g)changes in volume of discounts granted to customers, volumes of returns and allowances, excise and other taxes or other amounts reflected on a net basis against revenues;

(h)changes in the terms and conditions of service contracts;

(i)the progress in achieving previously announced milestones; and

(j)for resource Issuers with producing mines, identify changes to cash flow caused by changes in production throughput, head-grade, cut-off grade, metallurgical recovery and any expectation of future changes.

(3)Indicate the accounting principles that the financial data has been prepared in accordance with, the reporting currency, the measurement currency if different from the reporting currency and, if the underlying financial statements have been

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reconciled to Canadian GAAP, provide a cross-reference to the reconciliation that is found in the notes to the financial statements.

See table under 5.2 above for details.

6.7Liquidity - Provide an analysis of the Issuer’s liquidity, including:

(a)its ability to generate sufficient amounts of cash and cash equivalents, in the short term and the long term, to maintain the Issuer’s capacity, to meet the Issuer’s planned growth or to fund development activities;

(b)trends or expected fluctuations in the Issuer’s liquidity, taking into account demands, commitments, events or uncertainties;

(c)its working capital requirements;

(d)liquidity risks associated with financial instruments;

(e)if the Issuer has or expects to have a working capital deficiency, discuss its ability to meet obligations as they become due and how you expect it to remedy the deficiency;

(f)balance sheet conditions or income or cash flow items that may affect the Issuer’s liquidity;

(g)legal or practical restrictions on the ability of subsidiaries to transfer funds to the Issuer and the effect these restrictions have had or may have on the ability of the Issuer to meet its obligations; and

(h)defaults or arrears or anticipated defaults or arrears on

(i)dividend payments, lease payments, interest or principal payment on debt,

(ii)debt covenants during the most recently completed financial year, and

(iii)redemption or retraction or sinking fund payments; and

(i)details on how the Issuer intends to cure the default or arrears.

See section 6 above.

Instruction:

(1)In discussing the Issuer’s ability to generate sufficient amounts of cash and cash equivalents, describe sources of funding and the circumstances that could affect those sources that are reasonably likely to occur. Examples of circumstances

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that could affect liquidity are market or commodity price changes, economic downturns, defaults on guarantees and contractions of operations.

(2)In discussing trends or expected fluctuations in the Issuer’s liquidity and liquidity risks associated with financial instruments, discuss

(a)provisions in debt, lease or other arrangements that could trigger an additional funding requirement or early payment (examples of such situations are provisions linked to credit rating, earnings, cash flows or share price); and

(b)circumstances that could impair the Issuer’s ability to undertake transaction considered essential to operations. Examples of such circumstances are the inability to maintain investment grade credit rating, earnings per-share, cash flow or share price.

(3)In discussing the Issuer’s working capital requirements, discuss situations where the Issuer must maintain significant inventory to meet customers’ delivery requirements or any situations involving extended payment terms.

(4)In discussing the Issuer’s balance sheet conditions or income or cash flow items consider a summary, in tabular form, of contractual obligations including payments due for each of the next five years and thereafter. This summary and table is not, however, mandatory. An example of a table that can be adapted to the Issuer’s particular circumstances follows:

Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt
Capital Lease Obligations
Operating Leases
Purchase Obligations[1]
Other Long Term Obligations [2]
Total Contractual Obligations

1“Purchase Obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Issuer that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

2“Other Long Term Obligations” means other long-term liabilities reflected on the Issuer’s balance sheet.

The tabular presentation may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other details to the extent necessary for an understanding of the timing and amount of the Issuer’s specified contractual obligations.

6.8Capital Resources - Provide an analysis of the Issuer’s capital resources, including

(a)commitments for capital expenditures as of the date of the Issuer’s financial statements including:

(i)the amount, nature and purpose of these commitments,

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(ii)the expected source of funds to meet these commitments, and

(iii)expenditures not yet committed but required to maintain the Issuer’s capacity, to meet the Issuer’s planned growth or to fund development activities;

(b)known trends or expected fluctuations in the Issuer’s capital resources, including expected changes in the mix and relative cost of these resources; and

(c)sources of financing that the Issuer has arranged but not yet used.

Instruction:

(1)Capital resources are financing resources available to the Issuer and include debt, equity and any other financing arrangements that management reasonably considers will provide financial resources to the Issuer.

(2)In discussing the Issuer’s commitments management should discuss any exploration and development, or research and development expenditures required to maintain properties or agreements in good standing.

See section 6 above.

6.9Off-Balance Sheet Arrangements - Discuss any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Issuer including, without limitation, such considerations as liquidity and capital resources. This discussion shall include their business purpose and activities, their economic substance, risks associated with the arrangements, and the key terms and conditions associated with any commitments, including:

(a)a description of the other contracting part(ies);

(b)the effects of terminating the arrangement;

(c)the amounts receivable or payable, revenues, expenses and cash flows resulting from the arrangement;

(d)the nature and amounts of any other obligations or liabilities arising from the arrangement that could require the Issuer to provide funding under the arrangement and the triggering events or circumstances that could cause them to arise; and

(e)any known event, commitment, trend or uncertainty that may affect the availability or benefits of the arrangement (including any termination) and the course of action that management has taken, or proposes to take, in

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response to any such circumstances.

Instruction:

(1)Off-balance sheet arrangements include any contractual arrangement with an entity not reported on a consolidated basis with the Issuer, under which the Issuer has

(a)any obligation under certain guarantee contracts;

(b)a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for the assets;

(c)any obligation under certain derivative instruments; or

(d)any obligation under a material variable interest held by the Issuer in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Issuer, or engages in leasing, hedging or, research and development services with the Issuer.

(2)Contingent liabilities arising out of litigation, arbitration or regulatory actions are not considered to be off-balance sheet arrangements.

(3)Disclosure of off-balance sheet arrangements should cover the most recently completed financial year. However, the discussion should address changes from the previous year where such discussion is necessary to understand the disclosure.

(4)The discussion need not repeat information provided in the notes to the financial statements if the discussion clearly cross-references to specific information in the relevant notes and integrates the substance of the notes into the discussion in a manner that explains the significance of the information not included in the MD&A.

None.

6.10Transactions with Related Parties - Discuss all transactions involving related parties as defined by the Handbook.

Instruction: In discussing the Issuer’s transactions with related parties, the discussion should include both qualitative and quantitative characteristics that are necessary for an understanding of each transaction’s business purpose and economic substance. Management should discuss:

(a)the relationship and identify the related person or entities;

(b)the business purpose of the transaction;

(c)the recorded amount of the transaction and the measurement basis used; and

(d)any ongoing contractual or other commitments resulting from the transaction.

See Form 20F for fiscal 2018 filed by Portage on EDGAR, https://www.sec.gov/edgar.shtml

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (the "SalvaRx Acquisition") in exchange for 805,070,067 common shares of the Company at a deemed price of US$0.089

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per share for an aggregate consideration of US$71.70 million. The vendors are SalvaRx Group plc, (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%) (collectively, the "Vendors"). The SalvaRx Acquisition is a related party transaction as five of the six directors of portage are also either significant shareholders, directors and/or officers of SalvaRx Group plc or one of its subsidiaries. The acquisition was completed on January 8, 2019 following disinterested shareholder approval. See section 3.1 above, “SalvaRx Limited”, for further details.

6.11Fourth Quarter - Discuss and analyze fourth quarter events or items that affected the Issuer’s financial condition, cash flows or results of operations, including extraordinary items, year-end and other adjustments, seasonal aspects of the Issuer’s business and dispositions of business segments.

See section 6 above.

6.12Proposed Transactions - Discuss the expected effect on financial condition, results of operations and cash flows of any proposed asset or business acquisition or disposition if the Issuer’s board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with the transaction. Include the status of any required shareholder or regulatory approvals.

This section is not applicable to Portage at this time.

6.13Changes in Accounting Policies including Initial Adoption - Discuss and analyze any changes in the Issuer’s accounting policies, including:

(a)for any accounting policies that management has adopted or expects to adopt subsequent to the end of the most recently completed financial year, including changes management has made or expects to make voluntarily and those due to a change in an accounting standard or a new accounting standard that you do not have to adopt until a future date:

(i)describe the new standard, the date the Issuer required to adopt it and, if determined, the date the Issuer plans to adopt it,

(ii)disclose the methods of adoption permitted by the accounting standard and the method management expects to use,

(iii)discuss the expected effect on the Issuer’s financial statements, or if applicable, state that management cannot reasonably estimate the effect, and

(iv)discuss the potential effect on the Issuer’s business, for example

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technical violations or default of debt covenants or changes in business practices; and

(b)for any accounting policies that management has initially adopted during the most recently completed financial year,

(i)describe the events or transactions that gave rise to the initial adoption of an accounting policy,

(ii)describe the accounting principle that has been adopted and the method of applying that principle,

(iii)discuss the effect resulting from the initial adoption of the accounting policy on the Issuer’s financial condition, changes in financial condition and results of operations,

(iv)if the Issuer is permitted a choice among acceptable accounting principles,

(A)state that management made a choice among acceptable alternatives,

(B)identify the alternatives,

(C)describe why management made the choice that you did, and

(D)discuss the effect, where material, on the Issuer’s financial condition, changes in financial condition and results of operations under the alternatives not chosen; and

(v)if no accounting literature exists that covers the accounting for the events or transactions giving rise to management’s initial adoption of the accounting policy, explain management’s decision regarding which accounting principle to use and the method of applying that principle.

Instruction: Management does not have to present the discussion under paragraph 6.13(b) for the initial adoption of accounting policies resulting from the adoption of new accounting standards.

See audited consolidated financials for fiscal 2018 filed on www.sedar.com.

6.14Financial Instruments and Other Instruments - For financial instruments and other instruments:

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(a)discuss the nature and extent of the Issuer’s use of, including relationships among, the instruments and the business purposes that they serve;

(b)describe and analyze the risks associated with the instruments;

(c)describe how management manages the risks in paragraph (b), including a discussion of the objectives, general strategies and instruments used to manage the risks, including any hedging activities;

(d)disclose the financial statement classification and amounts of income, expenses, gains and losses associated with the instrument; and

(e)discuss the significant assumptions made in determining the fair value of financial instruments, the total amount and financial statement classification of the change in fair value of financial instruments recognized in income for the period, and the total amount and financial statement classification of deferred or unrecognized gains and losses on financial instruments.

Instruction:

(1)“Other instruments” are instruments that may be settled by the delivery of non-financial assets. A commodity futures contract is an example of an instrument that may be settled by delivery of non-financial assets.

(2)The discussion under paragraph 6.14(a) should enhance a reader’s understanding of the significance of recognized and unrecognized instruments on the Issuer’s financial position, results of operations and cash flows. The information should also assist a reader in assessing the amounts, timing, and certainty of future cash flows associated with those instruments. Also discuss the relationship between liability and equity components of convertible debt instruments.

(3)For purposes of paragraph 6.14(c), if the Issuer is exposed to significant price, credit or liquidity risks, consider providing a sensitivity analysis or tabular information to help readers assess the degree of exposure. For example, an analysis of the effect of a hypothetical change in the prevailing level of interest or currency rates on the fair value of financial instruments and future earnings and cash flows may be useful in describing the Issuer’s exposure to price risk.

(4)For purposes of paragraph 6.14(d), disclose and explain the income, expenses, gains and losses from hedging activities separately from other activities.

See audited consolidated financials for fiscal 2018 filed on www.sedar.com.

Interim MD&A

6.15Date - Specify the date of the interim MD&A.

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See section 6 above.

6.16Updated Disclosure - Interim MD&A must update the Issuer’s annual MD&A for all disclosure required by sections 6.2 to 6.14 except sections 6.3 and 6.4. This disclosure must include:

(a)a discussion of management’s analysis of

(i)current quarter and year-to-date results including a comparison of results of operations and cash flows to the corresponding periods in the previous year;

(ii)changes in results of operations and elements of income or loss that are not related to ongoing business operations;

(iii)any seasonal aspects of the Issuer’s business that affect its financial condition, results of operations or cash flows; and

(b)a comparison of the Issuer’s interim financial condition to the Issuer’s financial condition as at the most recently completed financial year-end.

Instruction:

(1)For the purposes of paragraph (b), do not duplicate the discussion and analysis of financial condition in the annual MD&A. For example, if economic and industry factors are substantially unchanged the interim MD&A may make a statement to this effect.

(2)For the purposes of subparagraph (a)(i), you should generally give prominence to the current quarter.

(3)In discussing the Issuer’s balance sheet conditions or income or cash flow items for an interim period, you do not have to present a summary, in tabular form, of all known contractual obligations contemplated under section 6.7. Instead, you should disclose material changes in the specified contractual obligations during the interim period that are outside the ordinary course of the Issuer’s business.

(4)Interim MD&A is not required for the Issuer’s fourth quarter as relevant fourth quarter content will be contained in the Issuer’s annual MD&A.

See section 6 above.

6.17Additional Disclosure for Issuers without Significant Revenue:

(a)unless the information is disclosed in the financial statements to which the annual or interim MD&A relates, an Issuer that has not had significant revenue from operations in either of its last two financial years must disclose a breakdown of material components of:

(i)capitalized or expensed exploration and development costs,

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(ii)expensed research and development costs,

(iii)deferred development costs,

(iv)general and administration expenses, and

(v)any material costs, whether capitalized, deferred or expensed, not referred to in paragraphs (i) through (iv);

Research & development

These costs comprised the following:

	Six months ended September 30, 2018	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
		in 000'$	in 000'$	in 000'$
Licence fee at Biohaven		-	21,297	-
Development expenditure at Biohaven		-	9,912	3,675
Amortization of intangible		-	168	-
Patent registration	30	47	60	78
Consulting fee	96	332	677	359
Other outside services		182	336	465
	126	561	32,450	4,577

Further details – see section 6 above.

(b)if the Issuer’s business primarily involves mining exploration and development, the analysis of capitalized or expensed exploration and development costs must be presented on a property-by-property basis; and

Not Applicable.

(c)the disclosure in the annual MD&A must be for the two most recently completed financial years and the disclosure in the interim MD&A for the each year-to-date interim period and the comparative period presented in the interim statements.

See Form 20F annual report for fiscal 2018.

6.18Description of Securities:

(a)disclose the designation and number or principal amount of:

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(i)each class and series of voting or equity securities of the Issuer for which there are securities outstanding,

(ii)each class and series of securities of the Issuer for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities of the Issuer, and

(iii)subject to subsection (b), each class and series of voting or equity securities of the Issuer that are issuable on the conversion, exercise or exchange of outstanding securities of the Issuer;

(1)1,085,789,987 common shares issued and outstanding as at February 8, 2019; and

(2)595,842 options convertible into equal number of common shares as at February 8, 2019.

(b)if the exact number or principal amount of voting or equity securities of the Issuer that are issuable on the conversion, exercise or exchange of outstanding securities of the Issuer is not determinable, the Issuer must disclose the maximum number or principal amount of each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities of the Issuer and, if that maximum number or principal amount is not determinable, the Issuer must describe the exchange or conversion features and the manner in which the number or principal amount of voting or equity securities will be determined; and

(c)the disclosure under subsections (a) and (b) must be prepared as of the latest practicable date.

6.19Provide Breakdown:

(a)if the Issuer has not had significant revenue from operations in either of its last two financial years, disclose a breakdown of material components of:

(i)capitalized or expensed exploration and development costs,

(ii)expensed research and development costs,

(iii)deferred development costs,

(iv)general and administrative expenses, and

(v)any material costs, whether capitalized, deferred or expensed, not referred to in paragraphs (i) through (iv);

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(b)present the analysis of capitalized or expensed exploration and development costs required by subsection (a) on a property-by-property basis, if the Issuer’s business primarily involves mining exploration and development; and

(c)provide the disclosure in subsection (a) for the following periods:

(i)the two most recently completed financial years, and

(ii)the most recent year-to-date interim period and the comparative year-to-date period presented in the interim financial statements included, if any.

Subsection (a) does not apply if the information required under that subsection has been disclosed in the financial statements.

See item 6 A above for research and development expenses details.

6.20Negative cash-flow - If the Issuer had negative operating cash flow in its most recently completed financial year for which financial statements have been included, disclose:

(a)the period of time the proceeds raised are expected to fund operations;

(b)the estimated total operating costs necessary for the Issuer to achieve its stated business objectives during that period of time; and

(c)the estimated amount of other material capital expenditures during that period of time.

See item 4 (1) above.

6.21Additional disclosure for Issuers with significant equity investees:

if the Issuer has a significant equity investee

(i)summarized information as to the assets, liabilities and results of operations of the equity investee, and

(ii)the Issuer’s proportionate interest in the equity investee and any contingent issuance of securities by the equity investee that might significantly affect the Issuer’s share of earnings; and

provide the disclosure in subsection (a) for the following periods

(i)the two most recently completed financial years, and

(ii)the most recent year-to-date interim period and the comparative year-to-

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date period presented in the interim financial statements included in the Listing Statement, if any.

Subsection (a) does not apply if:

(i)the information required under that subsection has been disclosed in the financial statements included, or

(ii)the Issuer includes separate financial statements of the equity investee for the periods referred to in subsection (b).

Not Applicable.

7.Market for Securities

7.1Identify the exchange(s) and quotation and trade reporting system(s) on which the Issuer's securities are listed and posted for trading or quoted.

OTC markets and CSE.

8.Consolidated Capitalization

8.1Describe any material change in, and the effect of the material change on, the share and loan capital of the Issuer, on a consolidated basis, since the date of the comparative financial statements for the Issuer's most recently completed financial year contained in the Listing Statement.

As at March 31, 2018, the last financial year, PPL and EyGen issued unsecured loan notes of $250,000. In July 2018, $50,000 of the loans were settled in cash with interest.

There are no other share and loan capital transactions since April 1, 2018.

9.Options to Purchase Securities

9.1State, in tabular form, as at a specified date not more than 30 days before the date of the Listing Statement, information as to options to purchase securities of the Issuer or a subsidiary of the Issuer that are held by:

(a)all executive officers and past executive officers of the Issuer as a group and all directors and past directors of the Issuer who are not also executive officers as a group, indicating the aggregate number of executive officers and the aggregate number of directors to whom the information applies, without naming them;

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January 2015

(b)all executive officers and past executive officers of all subsidiaries of the Issuer as a group and all directors and past directors of those subsidiaries who are not also executive officers of the subsidiary as a group, in each case, without naming them and excluding individuals referred to in paragraph (a), indicating the aggregate number of executive officers and the aggregate number of directors to whom the information applies;

(c)all other employees and past employees of the Issuer as a group, without naming them;

(d)all other employees and past employees of subsidiaries of the Issuer as a group, without naming them;

(e)all consultants of the Issuer as a group, without naming them; and

(f)any other person or company, including the underwriter, naming each person or company.

Instruction:

(1)Describe the options, stating the material provisions of each class or type of option, including:

(a)the designation and number of the securities under option;

(b)the purchase price of the securities under option or the formula by which the purchase price will be determined, and the expiration dates of the options;

(c)if reasonably ascertainable, the market value of the securities under option on the date of grant;

(d)if reasonably ascertainable, the market value of the securities under option on the specified date; and

(e)with respect to options referred to in paragraph (f) of Item 9.1, the particulars of the grant including the  consideration for the grant.

(2)For the purposes of item (f) of section 9.1, provide the information required for all options except warrants and special warrants.

Details of Options Outstanding as at December 31, 2018:

Category	# of options	Option exercise price in US$	Expiry date
Portage Biotech Inc.
Executive officers and directors of the subsidiaries	595,842	$0.15	19-Dec-21
PPL	Option to acquire % equity in PPL
Executive officers and directors of PPL	10%	$111,892.20	01-Mar-20
Executive officers and directors of PPL	2%	$50,000.00	17-Sep-23

10.Description of the Securities

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10.1General - State the description or the designation of each class of equity securities and describe all material attributes and characteristics, including:

(a)dividend rights;

(b)voting rights;

(c)rights upon dissolution or winding-up;

(d)pre-emptive rights;

(e)conversion or exchange rights;

(f)redemption, retraction, purchase for cancellation or surrender provisions,

(g)sinking or purchase fund provisions;

(h)provisions permitting or restricting the issuance of additional securities and any other material restrictions; and

(i)provisions requiring a securityholder to contribute additional capital.

See annual report for fiscal 2018 and Form 20F for fiscal 2018 filed by Portage on EDGAR, https://www.sec.gov/edgar.shtml.

10.2Debt securities - If debt securities are being listed, describe all material attributes and characteristics of the indebtedness and the security, if any, for the debt, including:

(a)provisions for interest rate, maturity and premium, if any;

(b)conversion or exchange rights;

(c)redemption, retraction, purchase for cancellation or surrender provisions,

(d)sinking or purchase fund provisions;

(e)the nature and priority of any security for the debt securities, briefly identifying the principal properties subject to lien or charge;

(f)provisions permitting or restricting the issuance of additional securities, the incurring of additional indebtedness and other material negative covenants, including restrictions against payment of dividends and restrictions against giving security on the assets of the Issuer or its subsidiaries, and provisions as to the release or substitution of assets

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securing the debt securities;

(g)the name of the trustee under any indenture relating to the Issuer and

(h)any financial arrangements between the Issuer and any of its affiliates or among its affiliates that could affect the security for the indebtedness.

Not Applicable.

10.4Other securities - If securities other than equity securities or debt securities are being listed, describe fully the material attributes and characteristics of those securities.

Not Applicable.

10.5Modification of terms:

(a)describe provisions about the modification, amendment or variation of any rights attached to the securities being listed; and

(b)if the rights of holders of securities may be modified otherwise than in accordance with the provisions attached to the securities or the provisions of the governing statute relating to the securities, explain briefly.

Not Applicable.

10.6Other attributes:

(a)if the rights attaching to the securities being listed are materially limited or qualified by the rights of any other class of securities, or if any other class of securities ranks ahead of or equally with the securities being listed, include information about the other securities that will enable investors to understand the rights attaching to the securities being listed; and

(b)if securities of the class being listed may be partially redeemed or repurchased, state the manner of selecting the securities to be redeemed or repurchased.

Not Applicable.

10.7Prior Sales - State the prices at which securities of the same class as the securities to be listed have been sold within the 12 months before the date of the Listing Statement, or are to be sold, by the Issuer or any Related Person and the number of securities of the class sold or to be sold at each price.

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Instruction: In the case of sales by a Related Person, the information required under section 10.7 may be given in the form of price ranges for each calendar month.

None.

10.8Stock Exchange Price:

(a)if shares of the same class as the shares to be listed were or are listed on a Canadian stock exchange or traded on a Canadian market, provide the price ranges and volume traded on the Canadian stock exchange or market on which the greatest volume of trading generally occurs;

(b)if shares of the same class as the shares to be listed were or are not listed on a Canadian stock exchange or traded on a Canadian market, provide the price ranges and volume traded on the foreign stock exchange or market on which the greatest volume of trading generally occurs; and

(c)information is to be provided on a monthly basis for each month or, if applicable, part month, of the current quarter and the immediately preceding quarter and on a quarterly basis for the next preceding seven quarters.

Refer to item 9 (A) of Form 20F for fiscal 2018 filed by Portage on EDGAR, https://www.sec.gov/edgar.shtml.

11.Escrowed Securities

11.1State as of a specified date within 30 days before the date of the Listing Statement, in substantially the following tabular form, the number of securities of each class of securities of the Issuer held, to the knowledge of the Issuer, in escrow (which, for the purposes of this Form includes any securities subject to a pooling agreement) and the percentage that number represents of the outstanding securities of that class. In a note to the table, disclose the name of the depository, if any, and the date of and conditions governing the release of the securities from escrow.

Designation of class held in escrow	Number of securities held in escrow	Percentage of class
NIL

12.Principal Shareholders

12.1(1)Provide the following information for each principal shareholder of the

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January 2015

Issuer as of a specified date not more than 30 days before the date of the  Listing Statement:

(a)Name;

(b)The number or amount of securities owned of the class to be listed;

(c)Whether the securities referred to in subsection 12(1)(b) are owned both of record and beneficially, of record only, or beneficially only; and

(d)The percentages of each class of securities known by the Issuer to be owned.

(2)If the Issuer is requalifying following a fundamental change or has proposed an acquisition, amalgamation, merger, reorganization or arrangement, indicate, to the extent known, the holding of each person of company described in paragraph (1) that will exist after giving effect to the transaction.

(3)If, to the knowledge of the Issuer, more than 10 per cent of any class of voting securities of the Issuer is held, or is to be held, subject to any voting trust or other similar agreement, disclose, to the extent known, the designation of the securities, the number or amount of the securities held or to be held subject to the agreement and the duration of the agreement.  State the names and addresses of the voting trustees and outline briefly their voting rights and other powers under the agreement.

(4)If, to the knowledge of the Issuer, any principal shareholder is an associate or affiliate of another person or company named as a principal shareholder, disclose, to the extent known, the material facts of the relationship, including any basis for influence over the Issuer held by the person or company other than the holding of voting securities of the Issuer.

(5)In addition to the above, include in a footnote to the table, the required calculation(s) on a fully-diluted basis.

Instruction: If a company, partnership, trust or other unincorporated entity is a principal shareholder of an Issuer, disclose, to the extent known, the name of each individual who, through ownership of or control or direction over the securities of the company or membership in the partnership, as the case may be, is a principal shareholder of the company or partnership.

The following table sets forth persons known by us to be beneficial owners of more than 10% of our common shares as of January 9, 2019. Beneficial

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January 2015

ownership of shares is determined under Canadian securities legislation and generally includes any shares over which a person exercises sole or shared voting or investment power.

Name of Beneficial Owner	No. of Shares	Percentage of Shares*
Greg Bailey James Mellon	330,479,262 309,302,067	30.44% 28.49%

*based on 1,085,789,987 shares

13Directors and Officers

13.1List the name and municipality of residence of each director and executive officer of the Issuer and indicate their respective positions and offices held with the Issuer and their respective principal occupations within the five preceding years.

Instruction: If, during the period, a director or officer has held more than one position with the Issuer or the Issuer's controlling shareholder or a subsidiary of the Issuer, state only the current position held.

Name, Province/State, and Country of Residency	Director Since	Principal Occupation	Number of Shares Beneficially Owned, Controlled or Directed, directly or indirectly (1)
Declan Doogan, M.D. Florida, USA	June 4, 2013	Chief Executive Officer, Portage Biotech Inc. and Chairman of Biohaven Pharma	42,558,162
Kam Shah Ontario, Canada	January 3, 1999	Chief Financial Officer and Chartered Professional Accountant, CFO and director of SalvaRx Group plc	10,274,225
James Mellon (2) Douglas, Isle of Man	June 4, 2013	Chairman of various public companies and funds specializing in biopharma investments	310,854,207
Gregory Bailey, M.D. London, United Kingdom	June 4, 2013	CEO of Juvenescence, Inc. and Chairman of Portage Biotech Inc.	332,031,402
Steven Mintz (2) Ontario, Canada	April 6, 2016	President of St. Germain Capital Corp. and CFO of Minkids Group, a family investment and holding company and directorship at various other companies. Chartered Professional Accountant.	504,000
Ian Walters, M.D. (2) Connecticut, USA	August 1, 2016	CEO and director of SalvaRx Group plc	6,807,568

Notes:

(1)The information as to the shares beneficially owned or controlled, not being within the knowledge

FORM 2A – LISTING STATEMENT

January 2015

of the Issuer, has been furnished by the respective nominees individually. Information is at January 9, 2019 and for Dr. Doogan includes 5,302,094 shares issuable on exercise of options in SalvaRx Group plc, for Mr. Shah includes 5,302,094 shares issuable on exercise of options in SalvaRx Group plc, and for Dr. Walters includes 6,234,373 shares issuable on exercise of options in SalvaRx Group plc.

(2)Members of the board who will be members of the audit and compensation committee.

13.2State the period or periods during which each director has served as a director and when his or her term of office will expire.

13.3State the number and percentage of securities of each class of voting securities of the Issuer or any of its subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of the Issuer as a group.

Instruction: Securities of subsidiaries that are beneficially owned, directly or indirectly, or over which control or direction is exercised by directors or executive officers through ownership or control or direction over securities of the Issuer do not need to be included.

703,029,564 common shares constituting approximately 64.75% of the issued and outstanding shares as of January 9, 2019.

13.4Disclose the board committees of the Issuer and identify the members of each committee.

The Audit and Compensation committee is the sole committee of the Board.

Audit and Compensation Committee Charter

The Board has developed two charters to be followed by the committee. Please refer to Schedule "A" (Audit Committee Charter) and Schedule "B" (Compensation Committee Charter) contained in Portage’s information circular dated November 26, 2018 filed on www.sedar.com. For now, the same committee members are expected to comply with both the charters. However, in future as the membership of the Board expands, the Board may create a separate Compensation Committee.

Composition of the Audit and Compensation Committee

The Committee is comprised of Messrs. James Mellon, Steven Mintz and Ian Walters.  As defined in NI 52-110, all the members are considered to be “independent” and Mr. Mintz is considered “financially literate” for the purposes of NI 52-110.  “Financially literate” includes the ability to read and understand a set of financial statements that present a breadth of level and complexity of accounting issues of the Company. The composition of the committee is in compliance with the new rules under NI 52-110 which were effective April 1,

FORM 2A – LISTING STATEMENT

January 2015

2017.

Relevant Education and Experience

Each member of the Committee has extensive experience in dealing with financial statements, accounting issues, internal control and other related matters relating to public companies.

Mr. James Mellon has been director and chief executive officer of many public and private corporations over more than twenty years in various industry sectors including real estate, mining, and financial services.

Dr. Ian Walters has been director and chief executive officer of public and private corporations over more than ten years in health and biotechnology sectors.

Mr. Steven Mintz is a Canadian Chartered Professional Accountant.  He has over sixteen years of international experience in corporate financial analysis, mergers and acquisitions. He has been on board of several private and public corporations in various sectors including technology, oil & gas and biotechnology.

Pre-Approval Policies and Procedures

In the event that the Company wishes to retain the services of external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company must consult with the chair of the committee, who has the authority to approve or disapprove on behalf of the committee, such non-audit services.  All other permissible non-audit services shall be approved or disapproved by the Committee as a whole.

The Company’s external auditors are prohibited from performing for the corporations non-audit services of the following nature:  (a) bookkeeping or other services related to the Company’s accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinion or contributions-in-kind reports; (d) actuarial services; (e) internal audit outsources services; (f) management functions; (g) human resources; (h) broker or dealer, investment adviser or investment banking services;  (i) legal services; (j) expert services unrelated to the audit; and (k) any other service that the Canadian and the US Public Accountability Board determines is impermissible.

13.5If the principal occupation of a director or officer of the Issuer is acting as an officer of a person or company other than the Issuer, disclose the fact and state the principal business of the person or company.

13.6Disclose if a director or officer of the Issuer or a shareholder holding a sufficient

FORM 2A – LISTING STATEMENT

January 2015

number of securities of the Issuer to affect materially the control of the Issuer, is, or within 10 years before the date of the Listing Statement has been, a director or officer of any other Issuer that, while that person was acting in that capacity:

(a)was the subject of a cease trade or similar order, or an order that denied the other Issuer access to any exemptions under Ontario securities law, for a period of more than 30 consecutive days, state the fact and describe the basis on which the order was made and whether the order is still in effect;

(b)was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, state the fact and describe the basis on which the order was made and whether the order is still in effect;

(c)became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

(d)within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact.

None.

13.7Describe the penalties or sanctions imposed and the grounds on which they were imposed or the terms of the settlement agreement and the circumstances that gave rise to the settlement agreement, if a director or officer of the Issuer, or a shareholder holding sufficient securities of the Issuer to affect materially the control of the Issuer, has:

(a)been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

FORM 2A – LISTING STATEMENT

January 2015

None.

13.8Despite section 13.7, no disclosure is required of a settlement agreement entered into before December 31, 2000 unless the disclosure would likely be important to a reasonable investor in making an investment decision.

13.9If a director or officer of the Issuer, or a shareholder holding sufficient securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has, within the 10 years before the date of the Listing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer, state the fact.

None.

13.10Disclose particulars of existing or potential material conflicts of interest between the Issuer or a subsidiary of the Issuer and a director or officer of the Issuer or a subsidiary of the Issuer.

None.

13.11Management — In addition to the above provide the following information for each member of management:

(a)state the individual's name, age, position and responsibilities with the Issuer and relevant educational background;

(b)state whether the individual works full time for the Issuer or what proportion of the individual's time will be devoted to the Issuer;

(c)state whether the individual is an employee or independent contractor of the Issuer;

(d)state the individual's principal occupations or employment during the five years prior to the date of the Listing Statement, disclosing with respect to each organization as of the time such occupation or employment was carried on:

(i)its name and principal business,

(ii)if applicable, that the organization was an affiliate of the Issuer,

(iii)positions held by the individual, and

FORM 2A – LISTING STATEMENT

January 2015

(iv)whether it is still carrying on business, if known to the individual;

(e)describe the individual's experience in the Issuer's industry; and

(f)state whether the individual has entered into a non-competition or non-disclosure agreement with the Issuer.

Instruction:

(1)For purposes of this Item "management" means all directors, officers, employees and contractors whose expertise is critical to the Issuer, its subsidiaries and proposed subsidiaries in providing the Issuer with a reasonable opportunity to achieve its stated business objectives.

(2)The description of the principal occupation of a member of management must be specific.  The terms "businessman" or "entrepreneur" are not sufficiently specific.

See Above.

14.Capitalization

14.1Prepare and file the following chart for each class of securities to be listed:

Issued Capital

	Number of Securities (non-diluted)	Number of Securities (fully-diluted)	%of Issued (non-diluted)	% of Issued (fully diluted)
Public Float
Total outstanding (A)	1,085,789,987	1,087,636,155	100%	100%

Held by Related Persons or employees of the Issuer or Related Person of the Issuer, or by persons or companies who beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer (or who would beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer upon exercise or conversion of other securities held) (B)	759,687,095	759,687,095	69.97%	69.85%

Total Public Float (A-B)	326,102,892	327,949,060	30.03%	30.15%

Freely-Tradeable Float

FORM 2A – LISTING STATEMENT

January 2015

Number of outstanding securities subject to resale restrictions, including restrictions imposed by pooling or other arrangements or in a shareholder agreement and securities held by control block holders (C)	759,687,095	759,687,095	69.97%	69.85%

Total Tradeable Float (A-C)	326,102,892	327,949,060	30.03%	30.15%

Public Securityholders (Registered)

Instruction: For the purposes of this report, "public securityholders" are persons other than persons enumerated in section (B) of the previous chart. List registered holders only.

Class of Security
Size of Holding	Number of holders	Total number of securities

1 – 99 securities	42	1,271

100 – 499 securities	17	4,964

500 – 999 securities	18	11,552

1,000 – 1,999 securities	12	17,075

2,000 – 2,999 securities	8	19,779

3,000 – 3,999 securities	6	19,571

4,000 – 4,999 securities	1	4,788

5,000 or more securities	185	222,672,983

	290	222,751,983

FORM 2A – LISTING STATEMENT

January 2015

Public Securityholders (Beneficial)

Instruction: Include (i) beneficial holders holding securities in their own name as registered shareholders; and (ii) beneficial holders holding securities through an intermediary where the Issuer has been given written confirmation of shareholdings. For the purposes of this section, it is sufficient if the intermediary provides a breakdown by number of beneficial holders for each line item below; names and holdings of specific beneficial holders do not have to be disclosed. If an intermediary or intermediaries will not provide details of beneficial holders, give the aggregate position of all such intermediaries in the last line.

Class of Security
Size of Holding	Number of holders	Total number of securities

1 – 99 securities	4	144

100 – 499 securities	3	828

500 – 999 securities	1	900

1,000 – 1,999 securities	3	4,680

2,000 – 2,999 securities	1	2,340

3,000 – 3,999 securities	1	3,600

4,000 – 4,999 securities	1	4,788

5,000 or more securities	21	478,448,253

Unable to confirm		103,350,909

Non-Public Securityholders (Registered)

Instruction: For the purposes of this report, "non-public securityholders" are persons enumerated in section (B) of the issued capital  chart.

FORM 2A – LISTING STATEMENT

January 2015

Class of Security
Size of Holding	Number of holders	Total number of securities

1 – 99 securities

100 – 499 securities

500 – 999 securities

1,000 – 1,999 securities

2,000 – 2,999 securities

3,000 – 3,999 securities

4,000 – 4,999 securities

5,000 or more securities	7	759,687,095

	7	759,687,095

14.2Provide the following details for any securities convertible or exchangeable into any class of listed securities

Description of Security (include conversion / exercise terms, including conversion / exercise price)	Number of convertible / exchangeable securities outstanding	Number of listed securities issuable upon conversion / exercise
2013 options exercisable at $0.15 per share	595,842	595,842

14.3Provide details of any listed securities reserved for issuance that are not included in section 14.2.

None.

FORM 2A – LISTING STATEMENT

January 2015

15.Executive Compensation

15.1Attach a Statement of Executive Compensation from Form 51-102F6 or any successor instrument and describe any intention to make any material changes to that compensation.

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2018, 2017 and 2016:

	Annual compensation				Long term compensation
Name & principal position	Year	Fee (3)	Bonus	Other	Securities under options/SARs granted (1) & (4)	Shares or units subject to resale restrictions	LTIP payout (2)	Other	Total compensation
		$	$	$	$	$	$	$	$
Declan Doogan - CEO
	2018	147,000	-	-	-	-	-	-	147,000
	2017	468,000	-	-	-	-	-	-	468,000
	2016	-	-	-	187,900	-	-	-	187,900
Kam Shah - CFO
	2018	348,000	-	-	-	-	-	-	348,000
	2017	360,000	-	-	-	-	-	-	360,000
	2016	180,000	-	-	43,362	-	-	-	223,362
Gregory Bailey - Business development and Chairman
	2018	321,000	-	-	-	-	-	-	321,000
	2017	540,000	-	-	-	-	-	-	540,000
	2016	100,000	-	-	126,471	-	-	-	226,471
James Mellon - Independent director and audit committee member
	2018	99,000	-	-		-	-	-	99,000
	2017	117,000	-	-	-	-	-	-	117,000
	2016	-	-	-	36,135	-	-	-	36,135
Steven Mintz - Independent director and audit committee member
	2018	-	-	-	-	-	-	-	-
	2017	-	-	-	55,934	-	-	-	55,934
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
Ian Walters - Independent director and audit committee member
	2018	99,000	-	-	-	-	-	-	99,000
	2017	-	-	-	55,934	-	-	-	55,934
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-

Notes:

1.“SAR” means stock appreciation rights. The Company never issued any SARs

2.“LTIP” means long term incentive plan. The Company does not have any such Plan.

3.a.Fees for fiscal 2018 include 280,000 shares issued to Mr. Shah for a valuation of $168,000, 535,000 shares issued to Dr. bailey for a valuation of $321,000, 245,000 shares issued to Dr. Doogan for a valuation of $147,000, 165,000 shares issued to Mr. Mellon for a valuation of $99,000 and 165,000 shares issued to Mr. Walters for a valuation of $99,000.

b.Fiscal 2017 fees include 3 million shares issued to Dr. Bailey for a valuation of $540,000, 2.6 million shares issued to Dr. Doogan for a value of $468,000, 650,000 shares issued to Mr. Mellon for a value of $117,000 and 1 million shares issued to Mr. Shah for a value of $180,000.

c.Fee for fiscal 2016 includes 1 million shares to Dr. Bailey valued at $100,000,

4.a.No options were issued during he year.

bFor fiscal 2017, Mr. Mintz and Dr. Walters were issued 633,597 options each as joining bonus. These options can be exercised to convert into equal number of common shares of the Company at an exercise price of $0.15 per share, are valid for five years and will vest in equal number over four years from October 11, 2017. In addition, they were issued 175,000 options each for their services during the fiscal year 2017. These options are valid for five years, vesting in equal installments over two years from January 1, 2017 and are convertible into equal number of common shares of the

FORM 2A – LISTING STATEMENT

January 2015

Company at an exercise price of $0.15 per share.

cFor the fiscal year 2016: Dr. Bailey was issued 1,750,000 options, Dr. Doogan was issued 2.6 million options, Mr. Shah was issued 600,000 options and Mr. Mellon was issued 500,000 options. These options are valid for five years, convertible into equal number of shares at an exercise price of $0.15/share and will vest in 24 equal instalments over the two years.

16.Indebtedness of Directors and Executive Officers

16.1Aggregate Indebtedness

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Issuer or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases
Other

(1)Complete the above table for the aggregate indebtedness outstanding as at a date within thirty days before the date of the information circular entered into in connection with:

(a)a purchase of securities; and

(b)all other indebtedness.

(2)Report separately the indebtedness to:

(a)the Issuer or any of its subsidiaries (column (b)); and

(b)another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Issuer or any of its subsidiaries (column (c)), of all officers, directors, employees and former officers, directors and employees of the Issuer or any of its subsidiaries.

(3)“Support agreement” includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

None.

FORM 2A – LISTING STATEMENT

January 2015

16.2Indebtedness of Directors and Executive Officers under (1) Securities Purchase and (2) Other Programs

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS
Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During [Most Recently Completed Financial Year] ($)	Amount Outstanding as at [the date of the Form] ($)	Financially Assisted Securities Purchases During [Most Recently Completed Financial Year] (#)	Security for Indebtedness	Amount Forgiven During [Most Recently Completed Financial Year] ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Securities Purchase Programs

Other Programs

(1)Complete the above table for each individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Issuer, each proposed nominee for election as a director of the Issuer, and each associate of any such director, executive officer or proposed nominee,

(a)who is, or at any time since the beginning of the most recently completed financial year of the Issuer has been, indebted to the Issuer or any of its subsidiaries, or

(b)whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Issuer or any of its subsidiaries, and separately disclose the indebtedness for security purchase programs and all other programs.

(2)Note the following:

FORM 2A – LISTING STATEMENT

January 2015

Column (a) – disclose the name and principal position of the borrower. If the borrower was, during the year, but no longer is a director or executive officer, state that fact. If the borrower is a proposed nominee for election as a director, state that fact. If the borrower is included as an associate, describe briefly the relationship of the borrower to an individual who is or, during the year, was a director or executive officer or who is a proposed nominee for election as a director, name that individual and provide the information required by this subparagraph for that individual.

Column (b) – disclose whether the Issuer or a subsidiary of the Issuer is the lender or the provider of a guarantee, support agreement, letter of credit or similar arrangement or understanding.

Column (c) – disclose the largest aggregate amount of the indebtedness outstanding at any time during the last completed financial year.

Column (d) – disclose the aggregate amount of indebtedness outstanding as at a date within thirty days before the date of the information circular.

Column (e) – disclose separately for each class or series of securities, the sum of the number of securities purchased during the last completed financial year with the financial assistance (security purchase programs only).

Column (f) – disclose the security for the indebtedness, if any, provided to the Issuer, any of its subsidiaries or the other entity (security purchase programs only).

Column (g) – disclose the total amount of indebtedness that was forgiven at any time during the last completed financial year.

(3)Supplement the above table with a summary discussion of:

(a)the material terms of each incidence of indebtedness and, if applicable, of each guarantee, support agreement, letter of credit or other similar arrangement or understanding, including:

(i)the nature of the transaction in which the indebtedness was incurred,

(ii)the rate of interest,

(iii)the term to maturity,

(iv)any understanding, agreement or intention to limit recourse, and

(v)any security for the indebtedness;

FORM 2A – LISTING STATEMENT

January 2015

(b)any material adjustment or amendment made during the most recently completed financial year to the terms of the indebtedness and, if applicable, the guarantee, support agreement, letter of credit or similar arrangement or understanding. Forgiveness of indebtedness reported in column (g) of the above table should be explained; and

(c)the class or series of the securities purchased with financial assistance or held as security for the indebtedness and, if the class or series of securities is not publicly traded, all material terms of the securities, including the provisions for exchange, conversion, exercise, redemption, retraction and dividends.

Instruction:

(1)For purposes of this item, the following interpretation applies to the term "routine indebtedness":

(a)A loan, whether or not in the ordinary course of business, is considered as routine indebtedness if made on terms, including terms relating to interest rate and security, no more favourable to the borrower than the terms on which loans are made by the Issuer to employees generally unless the amount at any time during the last completed financial year remaining unpaid under the loans to any one director or executive officer together with his or her associates exceeds $25,000, in which case the indebtedness is not routine;

(b)A loan made by an Issuer to a director or executive officer, whether or not the Issuer makes loans in the ordinary course of business, is routine indebtedness if:

(i)the borrower is a full-time employee of the Issuer or a subsidiary of the Issuer,

(ii)the loan is fully secured against the residence of the borrower, and

(iii)the amount of the loan does not exceed the annual aggregate salary of the borrower from the Issuer and its subsidiaries;

(c)If the Issuer makes loans in the ordinary course of business, a loan to a person or company other than a full-time employee of the Issuer or of a subsidiary of the Issuer is routine indebtedness, if the loan:

(i)is made on substantially the same terms, including terms relating to interest rate and security, as are available when a loan is made to other customers of the Issuer with comparable credit ratings, and

(ii)involves no greater than usual risks of collectability; and

(d)Indebtedness for purchases made on usual trade terms, for ordinary travel or expense advances or for loans or advances made for similar purposes is routine indebtedness if the repayment arrangements are in accordance with usual commercial practice.

(2)For purposes of this item, "support agreement" includes an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

(3)No disclosure need be made under this item of indebtedness that has been entirely repaid on or before the date of the Listing Statement.

None.

FORM 2A – LISTING STATEMENT

January 2015

17. Risk Factors

17.1Disclose risk factors relating to the Issuer and its business, such as cash flow and liquidity problems, if any, experience of management, the general risks inherent in the business carried on by the Issuer, environmental and health risks, reliance on key personnel, regulatory constraints, economic or political conditions and financial history and any other matter that would be likely to influence an investor’s decision to purchase securities of the Issuer.

Risks associated with the business

The Company has a history of operating losses and may never achieve profitability in the future.

The Company has not generated any business income since July 5, 2013. While management and the Board consist of persons with significant experience in the biotechnology industry, there are no product sales and no established sales and distribution network.

The Company expects to be involved in research and development to identify and validate new drug targets that could become marketed drugs for several years to come and will be requiring significant financial resources without any income. It is expected these expenses to result in continuing operating losses in the near future.

The ability to generate future revenue or achieve profitable operations is largely dependent upon the Company’s ability to attract and maintain the experienced management and know-how to develop new drug candidates and to partner with major pharmaceutical companies to successfully commercialize the drug candidates. It takes many years and significant financial resources to successfully develop pre-clinical or early clinical drug candidate into a marketable drug and there is no assurance the Company will be able to successfully achieve these objectives. The Company was successful, however, in achieving significant value growth in an investment made in Biohaven and in January 2018, distributed most of the shares held in Biohaven by way of a stock dividend to shareholders on a pro-rata basis as explained elsewhere in this document. The Company cannot say, though, if it will be able to achieve similar success in future business activities.

The Company will be primarily in a pharmaceutical development business and will be subject to all of the risks of a pharmaceutical development business.

FORM 2A – LISTING STATEMENT

January 2015

As a result, the business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with establishing a pharmaceutical development business.

There is a possibility that none of the Company’s drug candidates that are currently and/or may be under development in future will be found to be safe and effective, that the Company will be unable to receive necessary regulatory approvals in order to commercialize them, or that it will obtain regulatory approvals that are too narrow to be commercially viable.

Any failure to successfully develop and obtain regulatory approval for products would have a material adverse effect on the Company’s business, financial condition and results of operations.

Clinical trials for potential product candidates will be expensive and time consuming, and their outcome uncertain.

Before the Company can obtain regulatory approval for the commercial sale of any product candidate or attract major pharmaceutical company to collaborate with, it will be required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and are difficult to design and implement. The clinical trial process is also time-consuming and can often be subject to unexpected delays.

The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•the inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•delays arising from collaborative partnerships;

•delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

•delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•slower than expected rates of patient recruitment and enrollment;

•uncertain dosing issues;

•inability or unwillingness of medical investigators to follow the Company’s clinical protocols;

•variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

FORM 2A – LISTING STATEMENT

January 2015

•scheduling conflicts with participating clinicians and clinical institutions;

•difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

•unforeseen safety issues or side effects;

•lack of efficacy during the clinical trials;

•reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•other regulatory delays.

The Company relies on third parties to manufacture preclinical and clinical drug supplies and intends to rely on third parties to produce commercial supplies of any approved product candidate.

The Company has limited personnel with experience in manufacturing, and it does not own facilities for manufacturing its products and product candidates for the potential pivotal clinical studies and/or commercial manufacturing of its products and product candidates. It depends on its collaboration partners and other third parties to manufacture and provide analytical services with respect to its most advanced product candidates.

In addition, if product candidates are approved, in order to produce the quantities necessary to meet anticipated market demand, the Company and/or its collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. If the Company and/or its collaboration partners are unable to produce product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, revenues and gross margins could be adversely affected. To be successful, product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. The Company and/or its collaboration partners will regularly need to secure access to facilities to manufacture some of product candidates commercially. All of this will require additional funds and inspection and approval by the Competent Authorities of the Member States of the EEA, the FDA and other regulatory authorities. If the Company and/or its collaboration partners are unable to establish and maintain a manufacturing capacity within planned time and cost parameters, the development and sales of products and product candidates as well as its business, results of operations and prospects and the value of its shares could be adversely affected.

The Company and/or its collaboration partners may encounter problems with aspects of manufacturing its collaboration products and product candidates, including the following:

•production yields;

FORM 2A – LISTING STATEMENT

January 2015

•quality control and assurance;

•shortages of qualified personnel;

•compliance with FDA and EEA regulations;

•production costs; and

•development of advanced manufacturing techniques and process controls.

The Company evaluates its options for clinical study supplies and commercial production of its product candidates on a regular basis, which may include use of third-party manufacturers, or entering into a manufacturing joint venture relationship with a third party. The Company is aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which product candidates can be manufactured under cGMP regulations, a requirement for all pharmaceutical products. The Company cannot be certain that it or its collaboration partners will be able to contract with any of these companies on acceptable terms, if at all, all of which could harm the Company’s business, results of operations and prospects and the value of its shares.

In addition, the Company or its collaboration partners, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs or other regulatory authority cGMPs requirements. The Company does not control the manufacturing process of its product candidates and, other than with respect to its collaboration product candidates, it is dependent on contract manufacturing partners for compliance with cGMPs regulations for manufacture of both active drug substances and finished drug products. If the Company or its collaboration partners or any third-party manufacturer fails to maintain regulatory compliance, its business, financial condition and results of operations may be harmed and the FDA, the Competent Authorities of the Member States of the EEA or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results and the Company’s potential product candidates may not have favourable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates and explore efficacy at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it

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January 2015

predict final results; favorable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated.

There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials.

The Company’s success will be dependent upon its corporate collaborations with third parties in connection with services it will need for the development, marketing and commercialization of its products.

The success of its business will be largely dependent on its ability to enter into corporate collaborations regarding the development, clinical testing, regulatory approval and commercialization of potential product candidates. The Company may not be able to find new collaborative partners to support future development, marketing and commercialization of products which may require the Company to undertake research and development and/or commercialization activities itself and may result in a material adverse effect on its business, financial condition, prospects and results of operations.

Even if the Company is able to find new collaborative partners, its success is highly dependent upon the performance of these new corporate collaborators. The amount and timing of resources to be devoted to activities by future corporate collaborators, if any, are not within its direct control and, as a result, there is no assurance that any future corporate collaborators will commit sufficient resources to the Company’s research and development projects or the commercialization of its potential product candidates. Any future corporate collaborators might not perform its obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company or may terminate particular development programs or the agreement governing such development programs.

In addition, if any future collaborators fail to comply with applicable regulatory requirements, the FDA, the European Medicines Agency (“EMA”), the Therapeutic Products Directorate (“TPD”) or other authorities could take

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January 2015

enforcement action that could jeopardize the Company’s ability to develop and commercialize its potential product candidates. Despite its best efforts to limit them, disputes may arise with respect to ownership of technology developed under any such corporate collaboration.

The Company will rely on proprietary technology the protection of which can be unpredictable and costly.

The Company’s success will depend in part upon its ability to obtain patent protection or patent licenses for future technology and products. Obtaining such patent protection or patent licenses can be costly and the outcome of any application for patent protection and patent licenses can be unpredictable. In addition, any breach of confidentiality by a third party by premature disclosure may preclude the Company from obtaining appropriate patent protection thereby affecting the development and commercial value of its technology and products.

Some of the Company’s future products may rely on licenses of proprietary technology owned by third parties and it may not be able to maintain these licenses on favorable terms.

The manufacture and sale of some of the products the Company hopes to develop may involve the use of processes, products, or information, the rights to which are owned by third parties. Such licenses frequently provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If licenses or other rights related to the use of such processes, products or information are crucial for marketing purposes, and the Company is not able to obtain them on favorable terms, or at all, the commercial value of its products will be significantly impaired. If the Company experiences delays in developing its products and extensions are not granted on any or all of such licenses, the Company’s ability to realize the benefits of its efforts may be limited.

The Company will have additional future capital needs and there are uncertainties as to its ability to raise additional funding.

The Company believes that the proceeds from the disposal of its investment in Biohaven together with cash on hand may be adequate to cover its operational costs and the needs of its subsidiaries to proceed into various stages of clinical trials to develop potential product candidates, obtain regulatory approvals and ultimately to commercialize such product candidates.

In addition, its future cash requirements may vary materially from those now expected. For example, future capital requirements may increase if the Company:

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January 2015

•experiences scientific progress sooner than expected in future discovery, research and development projects, if it expands the magnitude and scope of these activities, or if it modifies its focus as a result of its discoveries;

•experiences setbacks in its progress with pre-clinical studies and clinical trials are delayed;

•experiences delays or unexpected increased costs in connection with obtaining regulatory approvals;

•is required to perform additional pre-clinical studies and clinical trials;

•experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

•elects to develop, acquire or license new technologies and products.

If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest of one or more of its research or development projects, any of which could have a material adverse effect on its business, financial condition, prospects or results of operations.

The Company will be subject to risks associated with doing business globally.

As a pharmaceutical company, its operations are likely to expand in the European Union and worldwide, and as such, will be subject to political, economic, operational, legal, regulatory and other risks that are inherent in conducting business globally. These risks include foreign exchange fluctuations, exchange controls, capital controls, new laws or regulations or changes in the interpretation or enforcement of existing laws or regulations, political instability, macroeconomic changes, including recessions and inflationary or deflationary pressures, increases in prevailing interest rates by central banks or financial services companies, economic uncertainty, which may reduce the demand for potential products or reduce the prices that potential customers will be willing to pay for its products, import or export restrictions, tariff increases, price controls, nationalization and expropriation, changes in taxation, diminished or insufficient protection of intellectual property, lack of access to impartial court systems, violations of law, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, disruption or destruction of operations or changes to the Company’s business position, regardless of cause, including war, terrorism, riot, civil insurrection, social unrest, strikes and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The impact of any of these developments, either individually or cumulatively, could have a material adverse effect on its business, financial condition and results of operations.

The Company may face exposure to adverse movements in foreign currency exchange rates while completing international clinical trials and when its products will be commercialized.

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January 2015

The Company intends to generate revenue and expenses internationally that are likely to be primarily denominated in U.S., Euros and other foreign currencies. Its intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the US dollar could result in losses in revenues from currency exchange rate fluctuations. Conversely, an increase in the value of such foreign currencies relative to the US dollar could negatively impact operating expenses. To date, the Company has not hedged against risks associated with foreign exchange rate exposure. It cannot be sure that any hedging techniques it may implement in the future will be successful or that its business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

The loss of key personnel could have an adverse effect on the Company’s business.

The Company is highly dependent upon the efforts of its senior management. The loss of the services of one or more members of senior management and directors could have a material adverse effect. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to the Company’s business until such time as a suitable replacement is hired.

Risks Related to Ownership of the Company’s shares

There currently is a limited public market for the Company’s Common Shares. Further, although the Common Shares are currently traded on the OTC marketplace (PTGEF) and are also listed and traded on the Canadian Securities Exchange (PBT.U). Trading is extremely sporadic. As a result, an investor may find it difficult to sell, or to obtain accurate quotations of the price of the Common Shares. There can be no assurance that a more active trading market for its Common Shares will develop. Accordingly, investors must assume they may have to bear the economic risk of an investment in the Common Shares for an indefinite period of time.

Risks related to penny stocks

The Common Shares are subject to regulations prescribed by the SEC relating to “penny stocks”. These regulations impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (as defined in Rule 501 of the U.S. Securities Act). These regulations could adversely impact market demand for the Company’s Common Shares and adversely impact trading volume and price.

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The issuance of Common Shares upon the exercise of outstanding options will dilute the ownership interest of existing shareholders and increase the number of shares eligible for future resale.

The exercise of some or all outstanding options could significantly dilute the ownership interests of existing shareholders. During fiscal 2018, approximately 19.7 million of 20.3 million options were exercised for the equal number of common shares. As at February 8, 2018, there were approximately 600,000 options issued and outstanding. The Company may issue more options in future as part of compensating management and other consultants.

The Company’s principal shareholders and senior management own a significant percentage of shares and are able to exert significant control over matters subject to shareholder approval.

As of January 9, 2019, senior management, board members, holders of 5% or more of the Company’s share capital and their respective affiliates beneficially owned approximately 65% of the outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to shareholders for approval, including the election and removal of board members, payment of dividends, amendments to the articles of association, including changes to the share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for the Common Shares that shareholders may feel are in their best interests as a shareholder. In addition, this group of shareholders may have the ability to control management and affairs. Such control and concentration of ownership may affect the market price of the Company’s shares and may discourage certain types of transactions, including those involving actual or potential changes of control (whether through merger, consolidation, take-over or other business combination) which might otherwise have a positive effect on the market price of the shares.

Risks as a foreign corporation

The Company is incorporated under the laws of the British Virgin Islands. Most of its directors and executive officers are non-residents of Canada. Because a substantial portion of their assets and most of the Company’s assets are located outside Canada, it may be difficult for investors to effect service of process within Canada upon those persons.

The Company’s corporate affairs are governed by its Memorandum and Articles of Association, the BVI Business Companies Act 2004 (as amended) (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority

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January 2015

shareholders and the fiduciary responsibilities of the directors to the Company under British Virgin Islands law are to a large extent governed by the BVI Act and common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands, as well as from English common law, the decisions of whose courts are considered persuasive authority but are not binding on a court in the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of the Company’s directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the Canada. In particular, the British Virgin Islands has a less developed body of securities laws as compared to Canada, and some provinces, such as Ontario, have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a Canadian court.

The British Virgin Islands courts may be reluctant:

•to recognize or enforce against the Company judgments of Canadian courts based on certain civil liability provisions of Canadian securities laws; and

•to impose liabilities against the Company, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of Canadian securities laws that are penal in nature.

17.2 If there is a risk that securityholders of the Issuer may become liable to make an additional contribution beyond the price of the security, disclose that risk.

None.

17.3Describe any risk factors material to the Issuer that a reasonable investor would consider relevant to an investment in the securities being listed and that are not otherwise described under section 17.1 or 17.2.

None.

Instruction: Disclose risks in the order of seriousness from the most serious to the least serious. A risk factor must not be de-emphasized by including excessive caveats or conditions.

18.Promoters

Instruction: In this Part, "promoter" includes any person performing Investor Relations Activities (as defined in the Policies) for the Issuer.

18.1For a person or company that is, or has been within the two years immediately preceding the date of the Listing Statement, a promoter of the Issuer or of a

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subsidiary of the Issuer, state:

(a)the person or company's name;

(b)the number and percentage of each class of voting securities and equity securities of the Issuer or any of its subsidiaries beneficially owned, directly or indirectly, or over which control is exercised;

(c)the nature and amount of anything of value, including money, property, contracts, options or rights of any kind received or to be received by the promoter directly or indirectly from the Issuer or from a subsidiary of the Issuer, and the nature and amount of any assets, services or other consideration therefor received or to be received by the Issuer or a subsidiary of the Issuer in return; and

(d)for an asset acquired within the two years before the date of the Listing Statement or thereafter, or to be acquired, by the Issuer or by a subsidiary of the Issuer from a promoter:

(i)the consideration paid or to be paid for the asset and the method by which the consideration has been or will be determined,

(ii)the person or company making the determination referred to in subparagraph (i) and the person or company's relationship with the Issuer, the promoter, or an associate or affiliate of the Issuer or of the promoter, and

(iii)the date that the asset was acquired by the promoter and the cost of the asset to the promoter.

None. Handled in-house.

18.2(1)If a promoter referred to in section 18.1 is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer, or chief financial officer of any person or company that:

(a)was subject to an order that was issued while the promoter was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)was subject to an order that was issued after the promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the promoter was acting in the capacity as director, chief executive officer or chief financial officer,

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state the fact and describe the basis on which the order was made and whether the order is still in effect.

(2) For the purposes of section 18.2 (1), “order” means:

(a)a cease trade order;

(b)an order similar to a cease trade order; or

(c)an order that denied the relevant person or company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

(3) If a promoter referred to in section 18.2 (1):

(a)is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

(b)has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter, state the fact.

(4) Describe the penalties or sanctions imposed and the grounds on which they were imposed or the terms of the settlement agreement and the circumstances that gave rise to the settlement agreement, if a promoter referred to in section 18.2(1) has been subject to:

(a)any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority or has entered into a settlement agreement with a provincial and territorial securities regulatory authority; or

(b)any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

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(5) Despite section 18.2(4), no disclosure is required of a settlement agreement entered into before December 31, 2000 unless the disclosure would likely be considered important to a reasonable investor in making an investment decision.

Instruction: The disclosure required by sections 18.2(2), 18.2(4) and 18.2(5) also applies to any personal holding companies of any of the persons referred to in sections 18.2(2), 18.2(4), and 18.2(5).

1.A management cease trade order which applies to a promoter referred to in section 18.1 is an “order” for the purposes of section 18.2(2)(a) and must be disclosed, whether or not the director, chief executive officer or chief financial officer was named in the order.

2.For the purposes of this section, a late filing fee, such as a filing fee that applies to the late filing of an insider report, is not a “penalty or sanction”. The disclosure in section 18.2(2)(a) only applies if the promoter was a director, chief executive officer or chief financial officer when the order was issued against the person or company. The Issuer does not have to provide disclosure if the promoter became a director, chief executive officer or chief financial officer after the order was issued

Not Applicable.

19.Legal Proceedings

19.1Describe any legal proceedings material to the Issuer to which the Issuer or a subsidiary of the Issuer is a party or of which any of their respective property is the subject matter and any such proceedings known to the Issuer to be contemplated, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Instruction:No information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 per cent of the current assets of the Issuer and its subsidiaries on a consolidated basis.  However, if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, the amount involved in the other proceedings shall be included in computing the percentage.

None.

19.2Regulatory actions - Describe any:

(a)penalties or sanctions imposed against the Issuer by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date hereof;

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January 2015

(b)other penalties or sanctions imposed by a court or regulatory body against the Issuer necessary to contain full, true and plain disclosure of all material facts relating to the securities being listed; and

(c)settlement agreements the Issuer entered into before a court relating to provincial and territorial securities legislation or with a securities regulatory authority within the three years immediately preceding the date hereof.

None.

20.Interest of Management and Others in Material Transactions

20.1Describe, and state the approximate amount of, any material interest, direct or indirect, of any of the following persons or companies in any transaction within the three years before the date of the Listing Statement, or in any proposed transaction, that has materially affected or will materially affect the Issuer or a subsidiary of the Issuer:

(a)any director or executive officer of the Issuer;

(b)a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of any class or series of your outstanding voting securities; and

(c)an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b).

Instruction:

(1)The materiality of an interest is to be determined on the basis of the significance of the information to investors in light of all the circumstances of the particular case.  The importance of the interest to the person having the interest, the relationship of the parties to the transaction with each other and the amount involved are among the factors to be considered in determining the significance of the information to investors.

(2)Give a brief description of the material transaction.  Include the name of each person or company whose interest in any transaction is described and the nature of the relationship to the Issuer.

(3)For any transaction involving the purchase of assets by or sale of assets to the Issuer or a subsidiary of the Issuer, state the cost of the assets to the purchaser, and the cost of the assets to the seller if acquired by the seller within three years before the transaction.

(4)This item does not apply to any interest arising from the ownership of securities of the Issuer if the security holder receives no extra or special benefit or advantage not shared on an equal basis by all other holders of the same class of securities or all other holders of the same class of securities who are resident in Canada.

(5)Information must be included as to any material underwriting discounts or commissions upon the sale of securities by the Issuer if any of the specified persons or companies were

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January 2015

or are to be an underwriter or are associates, affiliates or partners of a person or company that was or is to be an underwriter.

(6)No information need be given in answer to this item as to a transaction, or an interest in a transaction, if

(a)the rates or charges involved in the transaction are fixed by law or determined by competitive bids;

(b)the interest of a specified person or company in the transaction is solely that of a director of another company that is a party to the transaction;

(c)the transaction involves services as a bank or other depository of funds, a transfer agent, registrar, trustee under a trust indenture or other similar services; or

(d)the transaction does not involve remuneration for services and the interest of the specified person or company arose from the beneficial ownership, direct or indirect, of less than 10 per cent of any class of equity securities of another company that is party to the transaction and the transaction is in the ordinary course of business of the Issuer or its subsidiaries.

(7)Describe all transactions not excluded above that involve remuneration (including an issuance of securities), directly or indirectly, to any of the specified persons or companies for services in any capacity unless the interest of the person or company arises solely from the beneficial ownership, direct or indirect, of less than 10 per cent of any class of equity securities of another company furnishing the services to the Issuer or its subsidiaries.

Refer to the Company’s information circular dated November 26, 2018 filed on www.sedar.com.

21.Auditors, Transfer Agents and Registrars

21.1State the name and address of the auditor of the Issuer.

Swartz Levisky Feldman LLP

Contact :Jonathan Ragnauth, Partner

Address:2300 Yonge Street, Suite 500, Toronto, ON M4P 1E4

Tel.:416-780-2227

21.2For each class of securities, state the name of any transfer agent, registrar, trustee, or other agent appointed by the Issuer to maintain the securities register and the register of transfers for such securities and indicate the location (by municipality) of each of the offices of the Issuer or transfer agent, registrar, trustee or other agent where the securities register and register of transfers are maintained or transfers of securities are recorded.

TSX Trust Transfer Services

Contact:Steven Nguyen, Relationship Manager, Client Relations

Address:301 - 100 Adelaide Street West, Toronto, ON M5H 4H1

Tel.:416 607-7926

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22.Material Contracts

22.1Give particulars of every material contract, other than contracts entered into in the ordinary course of business that was entered into within the two years before the date of Listing Statement by the Issuer or a subsidiary of the Issuer.

Instruction:

(1)The term "material contract" for this purpose means a contract that can reasonably be regarded as material to a proposed investor in the securities being listed and may in some circumstances include contracts with a person or company providing the Issuer with promotional or investor relations services.

(2)Set out a complete list of all material contracts, indicating those that are disclosed elsewhere in Listing Statement and provide particulars about those material contracts for which particulars are not given elsewhere in the Listing Statement.

(3)Particulars of contracts should include the dates of, parties to, consideration provided for in, and general nature of, the contracts.

None.

22.2If applicable, attach a copy of any co-tenancy, unitholders' or limited partnership agreement.

Not Applicable.

23Interest of Experts

23.1Disclose all direct or indirect interests in the property of the Issuer or of a Related Person of the Issuer received or to be received by a person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of the Listing Statement or prepared or certified a report or valuation described or included in the Listing Statement.

None.

23.2Disclose the beneficial ownership, direct or indirect, by a person or company referred to in section 23.1 of any securities of the Issuer or any Related Person of the Issuer.

Not Applicable.

23.3For the purpose of section 23.2, if the ownership is less than one per cent, a general statement to that effect shall be sufficient.

Not Applicable.

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23.4If a person, or a director, officer or employee of a person or company referred to in section 23.1 is or is expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of the Issuer, disclose the fact or expectation.

Not Applicable.

24.Other Material Facts

24.1Give particulars of any material facts about the Issuer and its securities that are not disclosed under the preceding items and are necessary in order for the Listing Statement to contain full, true and plain disclosure of all material facts relating to the Issuer and its securities.

None.

25.Financial Statements

25.1 Provide the following audited financial statement for the Issuer:

(a)copies of all financial statements including the auditor's reports required to be prepared and filed under applicable securities legislation for the preceding three years as if the Issuer were subject to such law; and

(b)a copy of financial statements for any completed interim period of the current fiscal year.

Refer to www.sedar.com for a complete history of annual and interim financial statements.

25.2For Issuers re-qualifying for listing following a fundamental change provide

(a)the information required in sections 5.1 to 5.3 for the target;

(b)financial statement for the target prepared in accordance with the requirements of National Instrument 41-101 General Prospectus Requirements as if the target were the Issuer;

(c)pro-forma consolidated financial statements for the New Issuer giving effect to the transaction for:

(i)the last full fiscal year of the Issuer, and

(ii)any completed interim period of the current fiscal year.

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January 2015

Attached.

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January 2015

PRO FORMA PRELIMINARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following pro forma preliminary condensed consolidated financial information and related notes (“Pro forma financial information”) illustrates the effects on the statement of financial position and financial performance of the combination (merger) between Portage Biotech Inc. and its subsidiaries (together referred to as “Portage”) and SalvaRx Limited and its subsidiaries (together referred to as “SalvaRx”). The closing of the combination is subject to the occurrence or waiving of certain conditions precedent and finally occurred on January 8, 2019 after the approval by the regulatory bodies and the shareholders of Portage and SalvaRx.

The Pro forma financial information consists of the Unaudited Pro Forma Condensed Consolidated Statement of Financial Position of Portage  and SalvaRx (together referred to as “the Group”) as at September 30 2018 as if the merger has taken place as at January 1, 2018, and its Unaudited Pro forma Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the six months ended June 30, 2018 and Notes to the Unaudited Pro Forma Financial Information.

For this purpose, information was extracted as follows:

For Portage.:

a.Information relating to the operations for the three months ended March 31, 2018 was obtained by eliminating from the audited consolidated financial statement of Portage for the year ended March 31, 2018, the results for the nine months ended December 31, 2017 from the unaudited consolidated financial statement of Portage for the nine months ended December 31, 2017.

b.Information relating to the operations for the remaining three months ended June 30, 2018 was taken from the unaudited consolidated financials of Portage for the three months ended June 30, 2018.

c.Balance sheet information as at September 30, 2018 was obtained from the unaudited consolidated financials of Portage for the three and six months ended September 30, 2018.

d.All transactions relating to disposal of shares of Biohaven Pharmaceutical Holding Company Ltd (“Biohaven”) were eliminated.

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For SalvaRx:

a.Information was extracted from the half yearly financial statements of SalvaRx Group plc for the six months ended June 30, 2018 which were reviewed by its auditors RSM UK Audit Ltd.

The purpose of the Pro forma financial information is to show the material effects that the merger of Portage and SalvaRx would have had on the historical consolidated statement of financial position if the Group had already existed in the structure created by the combination as at September 30, 2018 and on the historical consolidated statement of profit or loss and other comprehensive income for the six months  ended June 30, 2018. They are not representative of the financial situation and performance that could have been observed if the indicated business combination had been undertaken at an earlier date.

The presentation of the Pro forma financial information of the Group is based on certain pro forma assumptions and has been prepared for illustrative purposes only and, because of its nature, the pro forma consolidated statement of financial position and financial performance addresses a hypothetical situation and, therefore, does not represent a true picture of the financial position and financial performance of the Group. Furthermore, the Pro forma financial information is only meaningful in conjunction with the historical consolidated financial statements of Portage for the year ended March 31, 2018 and for the six months ended September 30, 2018 and of SalvaRx  as extracted from the historical consolidated financial statements of SalvaRx Group plc for the six months ended June 30, 2018, which are the latest available financial information for Portage and SalvaRx respectively, prepared on the basis of International Financial Reporting Standards.

Majority of the directors and key shareholders in Portage and SalvaRx are common before and after the acquisition of SalvaRx by Portage. Since this is a business combination involving entities under common control, it is excluded from the scope of IFRS 3. In absence of other specific guidance on this subject elsewhere in IFRS, the management has followed a predecessor value method in compiling the Pro forma financial information.

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The Pro forma financial information has been compiled based on the accounting policies of Portage, which is considered to be the accounting acquirer due to its net assets being larger than those of the SalvaRx. Those accounting policies are disclosed in the audited consolidated financial statements of Portage as at March 31, 2018. The principles of compilation of these pro forma financial information and assumptions used are explained in this document (Notes).

The Pro forma financial information does not take into consideration the effects of expected synergies or costs incurred to achieve these synergies as a result of the acquisition / combination. The Pro forma financial information gives no indication of the results and future financial situation of the activities of the Group.

FORM 2A – LISTING STATEMENT

January 2015

PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2018

	Portage group	SalvaRx Ltd Group	combined	Adjustments	Pro-forma consolidated	Portage group - As at March 31, 2018	SalvaRx Ltd Group - as at December 31, 2017
ASSETS	in $'000	in $'000	in $'000	in $'000	in $'000	in $'000	in $'000
Current Assets
Cash	7,098	462	7,560	-	7,560	7,520	727
Prepaid expenses and other receivable	63	716	779	-	779	44	733
Investment, available for sale	75	0	75	-	75	52	0
Total Current Assets	7,236	1,178	8,414	-	8,414	7,616	1,460
Long term portion of other receivable	56	-	56	-	56	56	-
Intangible assets	-	1,184	1,184	-	1,184	-	1,278
Convertible note receivable	950		950	(950)	-	950	-
Investment in associate	579	603	1,182		1,182	681	1,654
Investment	700	2,226	2,926		2,926	700	2,217
	2,285	4,013	6,298	(950)	5,348	2,387	5,149
TOTAL ASSETS	9,521	5,191	14,712	(950)	13,762	10,003	6,609
LIABILITIES & SHAREHOLDERS EQUITY
Current Liabilities
Accounts Payable and accrued liabilities	79	1,084	1,163		1,163	127	1,224
Due to SalvaRx Group plc	-	1,967	1,967	(1,967)	-	-	2,122
Total Current Liabilities	79	3,051	3,130	(1,967)	1,163	127	3,346

FORM 2A – LISTING STATEMENT

January 2015

	Portage group	SalvaRx Ltd. Group	combined	Adjustments	Pro-forma consolidated- As at September 30, 2018	Portage group - As at March 31, 2018	SalvaRx Ltd Group - as at December 31, 2017
	in $ '000	in $ '000	in $ '000	in $ '000	in $ '000	in $ '000	in $ '000
Non-current liabilities
Unsecured notes payable	190	3,533	3,723		3,723	233	3,319
Warrant liability	24	428	452		452	24	460
Convertible loan notes	-	984	984	(950)	34	-	-
Deferred tax	-	200	200		200	-	217
	214	5,145	5,359	(950)	4,409	257	3,996
Total Liabilities	293	8,196	8,489	(2,917)	5,572	384	7,342
Non- controlling interests	(1)	(689)	(690)	48	(642)	-	(544)
Shareholders' Equity
Capital Stock	23,654	2,275	25,929	69,422	95,351	23,654	2,231
Stock option reserve	280	207	487	-	487	267	147
Reserves on acquisition	-	-	-	(72,301)	(72,301)		454
Accumulated other comprehensive income	56	(64)	(8)	64	56	32	-
Deficit	(14,761)	(4,734)	(19,495)	4,734	(14,761)	(14,334)	(3,021)
Shareholders equity	9,229	(2,316)	6,913	(48)	8,832	9,619	(189)
Total Equity	9,228	(3,005)	6,223	1,967	8,190	9,619	(733)
TOTAL LIABILITIES & EQUITY	9,621	5,191	14,712	(950)	13,762	10,003	6,609

See notes to the Pro forma financial information.

FORM 2A – LISTING STATEMENT

January 2015

PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR SIX MONTHS ENDED June 30, 2018

	Portage Group	SalvaRx Group	Combined	adjustment	Proforma consolidated - For six months ended Jun e 30, 2018	Portage group - year ended March 31, 2018	SalvaRx Ltd Group - year ended December 31, 2017
	in $'000	in $'000	in $'000	in $'000	in $'000	in $'000	in $'000
Expense
Research and development	(133)	(724)	(857)		(857)	(561)	(1,511)
Consulting fees	(1,088)	(336)	(1,424)		(1,424)	(1,335)	(542)
Professional Fees	(109)	(16)	(125)		(125)	(215)	(42)
Other operating costs	(76)	(78)	(154)		(154)	(148)	(722)
	(1,406)	(1,154)	(2,560)	-	(2,560)	(2,259)	(2,817)
Share of loss in associate	(69)	(21)	(90)		(90)	-	(394)
Exceptional item - impairment of investment in associate	-	(1,060)	(1,060)		(1,060)	-	-
	(1,475)	(2,235)	(3,710)	-	(3,710)	(2,259)	(3,211)
Net finance income (loss)	22	(208)	(186)	-	(186)	-	155
Loss before tax	(1,453)	(2,443)	(3,896)	-	(3,896)	(2,259)	(3,056)
Tax	-	194	194	-	194		731
Net loss	(1,453)	(2,249)	(3,702)	-	(3,702)	(2,259)	(2,325)
Other comprehensive income
Exchange losses	-	(64)	(64)	-	(64)		-
Total comprehensive loss for the period	(1,453)	(2,313)	(3,766)	-	(3,766)	(2,259)	(2,325)

FORM 2A – LISTING STATEMENT

January 2015

	Portage Group	SalvaRx Group	Combined	adjustment	Proforma consolidated - For six months ended Jun e 30, 2018	Portage group - year ended March 31, 2018	SalvaRx Ltd group - year ended December 31, 2017
	in $'000	in $'000	in $'000	in $'000	in $'000	in $'000	in $'000
Net loss attributable to:
Shareholders of the Company	(1,453)	(2,116)	(3,569)	(30)	(3,599)	(2,259)	(1,699)
Non-controlling interest		(133)	(133)	30	(103)		(626)
	(1,453)	(2,249)	(3,702)	-	(3,702)	(2,259)	(2,325)
Net comprehensive loss attributable to :
Shareholders of the Company	(1,453)	(2,180)	(3,633)	(30)	(3,663)	(2,259)	(1,699)
Non-controlling interest		(133)	(133)	30	(103)	-	(626)
	(1,453)	(2,313)	(3,766)	-	(3,766)	(2,259)	(2,325)
Loss per share
Basic and diluted	(0.01)				(0.01)	(0.01)

Average number of shares - basic (in '000)	280,720				280,720	267,796
Average number of shares - fully diluted (in '000)	282,566				282,566	269,642

see notes to the Pro forma financial information.

FORM 2A – LISTING STATEMENT

January 2015

NOTES TO THE PRO FORMA FINANCIAL INFORMATION

BASIS OF PRO FORMA FINANCIAL INFORMATION PRESENTATION

Portage and SalvaRx have common control. Majority of directors and holders of majority of the voting shares of both the entities are common before and after the proposed acquisition. Since this is a business combination involving entities under common control, it is excluded from the scope of IFRS 3.

The Group has therefore adopted the predecessor value method of accounting in absence of any specific IFRS applicable to common control transactions. For the purposes of this Pro forma financial information, Portage has been identified as the acquirer. Accordingly, Proforma financial information includes financial statements of Portage and identifiable assets and liabilities including option reserve of SalvaRx at their carrying amounts without any step up to fair value. Adjustments are made to eliminate any inter-company transactions and to account for 100% acquisition of SalvaRx from SalvaRx Group plc and Dr. Gregory Bailey and Mr. James Mellon. The value of shares issued in connection with the acquisition of SalvaRx is charged to Reserves on acquisition under the equity. The consolidation has no effect on the income statement, except for an adjustment to the non-controlling balance as detailed under proforma adjustments below.

Proforma financial information for the portage Group includes the accounts of Portage Biotech Inc. and the following subsidiaries:

a.Portage Services Ltd., a wholly owned subsidiary.

b.Portage Pharmaceuticals Ltd. a wholly owned subsidiary.

c.EyGen Limited, which is a wholly owned subsidiary of Portage Pharmaceuticals Ltd.

Proforma financial information for the SalvaRx Group includes the accounts of SalvaRx Limited and the following subsidiaries:

a.iOx Therapeutics Limited, in which SalvaRx Limited holds 60.49% equity

b.Saugatuck Therapeutics, in which SalvaRx Limited holds 70% equity

Information in the proforma Statement of Position consists of Portage balances as at September 30, 2018 and SalvaRx Ltd balances as at June 30, 2018. Information in the proforma statement of profit and loss and comprehensive income consists of Portage and SalvaRx Limited details for the six months ended June 30, 2018.

FORM 2A – LISTING STATEMENT

January 2015

NOTES TO THE PRO FORMA FINANCIAL INFORMATION

BASIS OF PRO FORMA FINANCIAL INFORMATION PRESENTATION (Continued)

Information in the proforma financials has been compiled from the last available financials for the respective companies as follows:

For Portage.:

e.Information relating to the operations for the three months ended March 31, 2018 was obtained by eliminating from the audited consolidated financial statement of Portage for the year ended March 31, 2018, the results for the nine months ended December 31, 2017 from the unaudited consolidated financial statement of Portage for the nine months ended December 31, 2017.

f.Information relating to the operations for the remaining three months ended June 30, 2018 was taken from the unaudited consolidated financials of Portage for the three months ended June 30, 2018.

g.Balance sheet information as at September 30, 2018 was obtained from the unaudited consolidated financials of Portage for the three and six months ended September 30, 2018.

h.All transactions relating to disposal of shares of Biohaven Pharmaceutical Holding Company Ltd (“Biohaven”) were eliminated.

For SalvaRx :

b.Information was extracted from the half yearly financial statements of SalvaRx Group plc for the six months ended June 30, 2018 which were reviewed by its auditors RSM UK Audit Ltd. This involved the following steps:

i.Elimination of all transactions and balances relating to SalvaRx Group plc entity.

ii.Adding back Capital stock of SalvaRx Limited which was eliminated on consolidation

iii.Adding back net amount due to SalvaRx Group plc. after adjusting for the cash balance as at June 30, 2018 from the loan proceeds received by SalvaRx Limited on behalf of SalvaRx Group plc. entity.

The Pro forma financial information has been prepared and are presented on the basis of accounting policies of Portage as disclosed in its consolidated financial statements for the year ended March 31, 2018. The accounting policies used by SalvaRx as described in SalvaRx Group plc’s financial statements for the year ended December 31, 2017 do not materially differ from those used by Portage.

FORM 2A – LISTING STATEMENT

January 2015

NOTES TO THE PRO FORMA FINANCIAL INFORMATION

BASIS OF PRO FORMA FINANCIAL INFORMATION PRESENTATION (Continued)

Pro forma financial information for SalvaRx Limited was extracted originally in British pounds and converted into US dollars at a fixed exchange rate of I GBP = US$1.30, being the exchange rate as of October 23, 2018. (the date of preparation of pro-forma financial information).

Proforma financial information also includes audited consolidated accounts of Portage Biotech Inc. for the year ended March 31, 2018 and SalvaRx Limited accounts for the year ended December 31, 2017 extracted from the audited consolidated accounts of SalvaRx Group plc for the year ended December 31, 2017 for information purposes.

FORM 2A – LISTING STATEMENT

January 2015

PRO FORMA ADJUSTMENTS

The pro forma adjustments included in the Pro forma consolidated financial information are as follows:

		debit	credit
1	due to SalvaRx Group plc	1,967
	Reserves on acquisition		1,967
		1,967	1,967
	Balance of plc written off on merged financials as no longer payable.

2	Convertible loan notes	950
	convertible note receivable		950
		950	950
	Cash advanced by Portage to IOx eliminated on merged financials.
	Balance of convertible loan note represents third party note

3	Capital stock	2,275
	AOCI		64
	Deficit		4,734
	Reserves on acquisition	2,523
		4,798	4,798
	Elimination of equity components of SalvaRx (except for the option reserve of IOX) on the merger

4	Reserves on acquisition	71,697
	Capital Stock		71,697
	Issuance of 805,070,067 shares on acquisition of SalvaRx accounted on predecessor value method

5	Reserves on acquisition	48
	Non - controlling interest		48
	net loss relating to 5.85% interest of Greg/Jim in SalvaRx previously debited to NCI now transferred to reserves on merger

FORM 2A – LISTING STATEMENT

January 2015

The first certificate below must be signed by the CEO, CFO, any person or company who is a promoter of the Issuer and two directors of the Issuer. In the case of an Issuer re-qualifying following a fundamental change, the second certificate must also be signed by the CEO, CFO, any person or company who is a promoter of the target and two directors of the target.

CERTIFICATE OF THE ISSUER

Pursuant to a resolution duly passed by its Board of Directors, (full legal name of the Issuer), hereby applies for the listing of the above mentioned securities on the Exchange.  The foregoing contains full, true and plain disclosure of all material information relating to (full legal name of the Issuer). It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at Toronto, Ontario

this 14th day of February, 2019.

Sd: "Declan Doogan"	Sd: "Kam Shah"
Chief Executive Officer	Chief Financial Officer
Declan Doogan	Kam Shah
Sd: "Gregory Bailey"
Promoter (if applicable)	Director
Gregory Bailey
Sd: "James Mellon"	Sd: "Steven Mintz"
Director James Mellon	Director Steven Mintz
Sd: "Ian Walters"
Director Ian Walters

[print or type names beneath signatures]

FORM 2A – LISTING STATEMENT

January 2015

CERTIFICATE OF THE TARGET

The foregoing contains full, true and plain disclosure of all material information relating to (full legal name of the target). It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at

this day of , .

Chief Executive Officer	Chief Financial Officer

Promoter (if applicable)	Director

Director

[print or type names beneath signatures]

FORM 2A – LISTING STATEMENT

January 2015

APPENDIX A: MINERAL PROJECTS

(1)Property Description and Location – Describe:

(a)the area (in hectares or other appropriate units) and location of the property;

(b)the nature and extent of the Issuer's title to or interest in the property, including surface rights, obligations that must be met to retain the property and the expiration date of claims, licences and other property tenure rights;

(c)the terms of any royalties, overrides, back-in rights, payments or other agreements and encumbrances to which the property is subject;

(d)all environmental liabilities to which the property is subject;

(e)the location of all known mineralized zones, mineral resources, mineral reserves and mine workings, existing tailings ponds, waste deposits and important natural features and improvements; and

(f)to the extent known, the permits that must be acquired to conduct the work proposed for the property and whether permits have been obtained;

(2)Accessibility, Climate, Local Resources, Infrastructure and Physiography – Describe:

(a)the means of access to the property;

(b)the proximity of the property to a population centre and the nature of transport;

(c)to the extent relevant to the mining project, the climate and length of the operating season;

(d)the sufficiency of surface rights for mining operations, the  availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pads areas and potential processing plant sites; and

(e)the topography, elevation and vegetation;

(3)History - Describe:

(a)the prior ownership  of the property and ownership changes and the type, amount, quantity and results of the exploration work undertaken by previous owners,  and any previous production on the property, to the extent known;

(b)if a property was acquired within the three most recently completed financial years of the Issuer or during its current financial year from, or is intended to be acquired by the Issuer from, an insider or promoter of the Issuer or an associate or affiliate of an insider or promoter, the name and address of the vendor, the relationship of the vendor to the Issuer, and the

FORM 2A – LISTING STATEMENT

January 2015

consideration paid or intended to be paid to the vendor; and

(c)to the extent known, the name of every person or company that has received or is expected to receive a greater than five per cent interest in the consideration received or to be received by the vendor referred to in subparagraph (b).

(4)Geological Setting — The regional, local and property geology.

(5)Exploration Information — The nature and extent of all exploration work conducted by, or on behalf of, the Issuer on the property, including:

(a)the results of all surveys and investigations and the procedures and parameters relating to surveys and investigations;

(b)an interpretation of the exploration information;

(c)whether the surveys and investigations have been carried out by the Issuer or a contractor and if by a contractor, identifying the contractor; and

(d)a discussion of the reliability or uncertainty of the data obtained in the program.

(6)Mineralization — The mineralization encountered on the property, the surrounding rock types and relevant geological controls, detailing length, width, depth and continuity together with a description of the type, character and distribution of the mineralization.

(7)Drilling — The type and extent of drilling including the procedures followed and an interpretation of all results.

(8)Sampling and Analysis — The sampling and assaying including:

(a)a description of sampling methods and the location, number, type, nature, spacing and density of samples collected;

(b)identification of any drilling, sampling or recovery factors that could materially impact the accuracy or reliability of the results;

(c)a discussion of sample quality and whether the samples are representative of any factors that may have resulted in sample biases;

(d)rock types, geological controls, widths of mineralized zones, cut-off grades and other parameters used to establish the sampling interval; and

(e)quality control measures and data verification procedures.

(9)Security of Samples — The measures taken to ensure the validity and integrity of samples taken.

(10)Mineral Resources and Mineral Reserves — The mineral resources and mineral reserves, if any, including:

FORM 2A – LISTING STATEMENT

January 2015

(a)the quantity and grade or quality of each category of mineral resources and mineral reserves;

(b)the key assumptions, parameters and methods used to estimate the mineral resources and mineral reserves; and

(c)the extent to which the estimate of mineral resources and mineral reserves may be materially affected by metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other relevant issues.

(11)Mining Operations — For development properties and production properties, the mining method, metallurgical process, production forecast, markets, contracts for sale of products, environmental conditions, taxes, mine life and expected payback period of capital.

(12)Exploration and Development — A description of the Issuer's current and contemplated exploration or development activities, to the extent they are material.

Instructions:

(1)Disclosure regarding mineral exploration development or production activities on material properties is required to comply with National Instrument 43-101, including the use of the appropriate terminology to describe mineral reserves and mineral resources.

(2)Disclosure is required for each property material to the Issuer.  Materiality is to be determined in the context of the Issuer's overall business and financial condition, taking into account quantitative and qualitative factors.  A property will not generally be considered material to an Issuer if the book value of the property as reflected in the Issuer's most recently filed financial statements or the value of the consideration paid or to be paid (including exploration obligations) is less than 10 per cent of the book value of the total of the Issuer's mineral properties and related plant and equipment.

(3)The information required under these items is required to be based upon a technical report or other information prepared by or under the supervision of a qualified person, as that term is defined in National Instrument 43-101.

(4)In giving the information required under these items, include the nature of ownership interests, such as fee interests, leasehold interests, royalty interests and any other types and variations of ownership interests.

FORM 2A – LISTING STATEMENT

January 2015

APPENDIX B: OIL AND GAS PROJECTS

1.Drilling Activity — The number of wells the Issuer has drilled or has participated in drilling, the number of these wells that were completed as oil wells and gas wells that are capable of production, each stated separately, and the number of dry holes, expressed in each case as gross and net wells, during each of the two most recently completed financial years of the Issuer.

2.Location of Production — The geographical areas of the Issuer's production, the groups of oil and gas properties, the individual oil and gas properties and the plants, facilities and installations that, in each case, are owned or leased by the Issuer and are material to the Issuer's operations or exploratory activities.

3.Location of Wells — The location, stated separately for oil wells and gas wells, by jurisdiction, if in Canada, by state, if in the United States, and by country otherwise, of producing wells and wells capable of producing, in which the Issuer has an interest and which are material, with the interest expressed in terms of gross and net wells.

4.Interest in Material Properties — For interests in material properties to which no proved reserves have been attributed, the gross acreage in which the Issuer has an interest and the net interest of the Issuer, and the location of acreage by geographical area.

5.Reserve Estimates — To the extent material, estimated reserve volumes and discounted cash flow from such reserves, stated separately by country and by categories and types that conform to the classifications, definitions and disclosure requirements of National Instrument 51-101 or any successor instrument, on both a gross and net basis as at the most recent financial year end, including information on royalties.

6.Source of Reserve Estimates — The source of the reserve estimates and whether the reserve estimates have been prepared by the Issuer or by independent engineers or other qualified independent persons and any other information relating to reserve estimates required to be disclosed in a prospectus by any successor instrument to National Instrument 51-101.

7.Reconciliation of Reserves — A reconciliation of the reserve volumes by categories and types that conform to the classifications, definitions and disclosure requirements of National Instrument 51-101 or any successor instrument, as at the financial year end immediately preceding the most recently completed financial year to the reserve volume information furnished under paragraph 5, with the effects of production, acquisitions, dispositions, discoveries and revision of estimates shown separately, if material.

FORM 2A – LISTING STATEMENT

January 2015

8.Production History — For each quarter of the most recently completed financial year of the Issuer, with comparative data for the same periods in the preceding financial year.

9.If your company is engaged in oil and gas activities as defined in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, disclose the following information:

(a)Reserves Data and Other Information -

(i)In the case of information that, for purposes of Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information, is to be prepared as at the end of a financial year, disclose that information as at your company's most recently completed financial year-end;

(ii)In the case of information that, for purposes of Form 51-101F1, is to be prepared for a financial year, disclose that information for your company's most recently completed financial year; and

(iii)To the extent not reflected in the information disclosed in response to paragraphs (i) and (ii), disclose the information contemplated by Part 6 of National Instrument 51-101 in respect of material changes that occurred after your company's most recently completed financial year-end.

(b)Report of Independent Qualified Reserves Evaluator or Auditor - Include with the disclosure under subsection (a) a report in the form of Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor, on the reserves data included in the disclosure required under paragraphs (a)(i) and (a)(ii) above.

(c)Report of Management - Include with the disclosure under subsection (a) a report in the form of Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure that refers to the information disclosed under subsection (a).

(d)the average daily production volume,  before deduction of royalties, of

(i)conventional crude oil,

(ii)natural gas liquids, and

(iii)natural gas;

(e)the following on a per barrel basis for conventional crude oil and natural gas liquids and on a per thousand cubic feet basis for natural gas

FORM 2A – LISTING STATEMENT

January 2015

(i)the average net product prices received,

(ii)royalties,

(iii)operating expenses, specifying the particular items included, and

(iv)netback received;

(f)the average net product price received for the following, if the Issuer's production of the following is material to the Issuer's overall production,

(i)light and medium conventional crude oil,

(ii)heavy conventional crude oil, and

(iii)synthetic crude oil; and

(g)the dollar amounts expended on

(i)property acquisition,

(ii)exploration, including drilling, and

(iii)development, including facilities.

10.Future Commitments — A description of the Issuer's future material commitments to buy, sell, exchange or transport oil or gas, stating for each commitment separately

(a)the aggregate price;

(b)the price per unit;

(c)the volume to be purchased, sold, exchanged or transported; and

(d)the term of the commitment.

11.Exploration and Development — A description of the Issuer's current and contemplated exploration or development activities, to the extent they are material.

Instruction: The information required under this item shall be derived from or supported by information obtained from a report prepared in accordance with the provisions of National Instrument 51-101 or any successor instrument.

FORM 2A – LISTING STATEMENT

January 2015